THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 84

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

☐ REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 30 , 2002

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva N°1380 - Renca
(Santiago de Chile, Santiago)
011-56-2-687-7000

Indicate by check mark whether the registrant files or will file annual reportsunder cover of Form 20-F or Form 40-F

Form 20-F [X]   Form -40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [   ]   No [X]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 (b) : 82-------------

Total   of   Sequentially   Numbered   Pages   84

This report consists of an English tralation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the nine months ended September 30, 2002, as filed with the Chilean Superintendency of Securities and Insurance

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>c/ Alejandro Seymour Z.</u>
Supermercados Unimarc S.A.

Date: December 03, 2002   **By: Alejandro Seymour Z.**
                                                                          General Manager

Document3

Rut : 96621750-2
Period : 01-012002 to 30-09-2002
Figures shown in : Thousands Pesos
Type of Balance : Consolidated

DATE

PRINTING DATE:

ASSETS

2.00   FINANCIAL STATEMENTS
2.01   BALANCE SHEET

1.01.04.00 R.U.T.

96621750-2

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated

ASSETS		NOTE NUMBER	day month year AT 30 09 2002 PRESENT	day month year AT 30 09 2001 PREVIOUS
5.11.00.00	**TOTAL CURRENT ASSETS**		**27.987.508**	**33.644.129**
5.11.10.10	Available		1.041.586	1.012.972
5.11.10.20	Term deposits		0	1.146.359
5.11.10.30	Negotiable securities (net)	4	0	689
5.11.10.40	Trade debtors (net)	5	1.292.528	1.364.210
5.11.10.50	Notes receivable (net)	5	2.355.764	3.559.147
5.11.10.60	Sundry debtors (net)	5	1.498.816	590.871
5.11.10.70	Related companies bills receivable and debtors	6	6.014.348	6.994.787
5.11.10.80	Inventories (net)	7	10.959.883	15.356.689
5.11.10.90	Recoverable taxes		956.891	1.846.109
5.11.20.10	Prepaid expenses	28	965.640	1.591.422
5.11.20.20	Deferred taxes		1.228.559	0
5.11.20.30	Other current assets	9	1.673.493	180.874
5.11.20.40	Leasing contracts (net)		0	0
5.11.20.50	Assets for leasing (net)		0	0
5.12.00.00	**TOTAL FIXED ASSETS**	**10**	**153.217.623**	**161.104.752**
5.12.10.00	Land	10	44.779.086	57.006.169
5.12.20.00	Constructions and infrastructure works	10	67.277.123	68.057.226
5.12.30.00	Machinery and equipment	10	30.462.743	23.463.292
5.12.40.00	Other fixed assets	10	42.683.013	39.433.767
5.12.50.00	Higher value due to technical revaluation of fixed assets		0	0
5.12.60.00	Depreciation (less)	10	(31.984.342)	(26.855.702)
5.13.00.00	**TOTAL OTHER ASSETS**		**24.652.206**	**20.839.932**
5.13.10.10	Investments in related companies		0	0
5.13.10.20	Investments in other companies		0	0
5.13.10.30	Lower value of investments	12	16.631.479	17.877.838
5.13.10.40	Higher value of investments (less)	12	(4.481)	(354)
5.13.10.50	Long-term debtors	5	640.454	209.116
5.13.10.60	Long-term related companies bills receivable and debtors		0	0
5.13.10.65	Long-term deferred taxes		4.935.769	0
5.13.10.70	Intangible		11.981	11.696
5.13.10.80	Amortization (less)		0	0
5.13.10.90	Other	13	2.437.004	2.741.636
5.13.20.10	Long -term leasing contracts (net)		0	0
5.10.00.00	**TOTAL ASSETS**		**205.857.337**	**215.588.813**

Rut   : 96621750-2
Period   : 01-01-2002 to 30-09-2002
Figures shown in   : Thousand of Pesos
Type of Balance   : Consolidated

DATE

PRINTING DATE:

LIABILITIES

2.00   FINANCIAL STATEMENTS
2.01   BALANCE SHEET

1.01.04.00 R.U.T.

96621750-2

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated

LIABILITIES		NOTE NUMBER	day month year AT 30 09 2002 PRESENT	day month year AT 30 09 2001 PREVIOUS
5.21.00.00	**TOTAL CURRENT LIABILITIES**		**66.633.985**	**64.131.868**
5.21.10.10	Short-term bank and financial institutions obligations	14	24.697.715	28.483.350
5.21.10.20	Long-term-short-term portion bank and financial institutions obligations	14	2.916.249	2.943.263
5.21.10.30	Obligations with the public (Promisory notes)		0	0
5.21.10.40	Obligations with the public-short-term portion (bonds)		0	0
5.21.10.50	Long-term obligations with maturity within one year		0	0
5.21.10.60	Payable dividends		0	0
5.21.10.70	Accounts payable	27	25.736.747	22.405.402
5.21.10.80	Notes payable		2.155.114	2.939.017
5.21.10.90	Sundry creditors	29	2.080.025	2.145.564
5.21.20.10	Related companies notes and accounts payable	6	3.102.522	1.920.320
5.21.20.20	Provisions	16	4.978.177	1.213.358
5.21.20.30	Withholdings		477.199	494.247
5.21.20.40	Income tax		271.367	489.640
5.21.20.50	Income received in advance	17	217.279	771.406
5.21.20.60	Deferred taxes	8	0	322.181
5.21.20.70	Other current liabilities		1.591	4.120
5.22.00.00	**TOTAL LONG-TERM LIABILITIES**		**29.768.594**	**41.883.528**
5.22.10.00	Bank and financial institutions obligations	15	8.456.466	9.674.989
5.22.20.00	Long-term obligations with the public (bonds)		0	0
5.22.30.00	Long-term notes payable		10.899	5.964.831
5.22.40.00	Long-term sundry creditors	29	2.571.409	2.403.936
5.22.50.00	Long-term related companies notes and accounts payable	6	17.426.147	17.816.759
5.22.60.00	Long-term provisions		0	623.168
5.22.65.00	Long-term deferred taxes	8	0	0
5.22.70.00	Other long-term liabilities	17	1.303.673	5.399.845
5.23.00.00	**MINORITY INTEREST**	**18**	**81.412**	**75.291**
5.24.00.00	**TOTAL EQUITY**		**109.373.346**	**109.498.126**
5.24.10.00	Paid-in capital	19	54.246.581	53.773.041
5.24.20.00	Capital revaluation reserves	19	705.206	1.183.007
5.24.30.00	Share premium	19	28.107.152	28.109.332
5.24.40.00	Other reserves	19	3.918.965	1.465.269
5.24.50.00	Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	22.395.442	24.967.477
5.24.51.00	Reserves for future dividends		0	0
5.24.52.00	Retained earnings	19	24.645.767	24.374.160
5.24.53.00	Accumulated losses (less)		0	0
5.24.54.00	Profits (losses) of the period	19	(2.250.325)	593.317
5.24.55.00	Interim dividend (less)		0	0
5.24.56.00	Development period accumulated deficit		0	0
5.20.00.00	**TOTAL LIABILITIES**		**205.857.337**	**215.588.813**

Rut   : 96621750-2
Period   : 01-01-2002 to 30-09-2002
Figures shown in : Thousand of Pesos
Type of Balance : Consolidated

DATE

PRINTING DATE:

INCOME STATEMENT

2.00   FINANCIAL STATEMENTS
2.01   BALANCE SHEET

1.00.01.30   Type of Currency: Pesos
1.00.01.40   Type of Balance Sheet: Consolidated

1.01.04.00   R.U.T.

96621750-2

INCOME STATEMENT		NOTE NUMBER	day month year from 01 01 2002 until 30 09 2002 PRESENT	day month year from 01 01 2001 until 30 09 2001 PREVIOUS
5.31.11.00	**OPERATING PROFIT OR LOSS**		**(4.386.783)**	**1.146.329**
5.31.11.10	TRADING MARGIN		**18.293.376**	**24.561.365**
5.31.11.11	Trading income		87.455.946	107.223.732
5.31.11.12	Operating cost (less)		(69.162.570)	(82.662.367)
5.31.11.20	Administration and sales expenses (less)		(22.680.159)	(23.415.036)
5.31.12.00	**NON-TRADING INCOME**		**-2.268.939**	**-431.109**
5.31.12.10	Financial income		132.402	126.581
5.31.12.20	Related companies investments profits		0	0
5.31.12.30	Other non-trading income	20	394.404	2.663.032
5.31.12.40	Related companies investments losses (less)		0	(12.987)
5.31.12.50	Amortization lower value of the investment (less)	12	(932.411)	(971.098)
5.31.12.60	Financial expenses (less)		(3.479.279)	(4.294.046)
5.31.12.70	Other non-operating expenses (less)	20	(1.088.227)	(134.081)
5.31.12.80	Price-level restatement	21	262.604	-1.627.895
5.31.12.90	Exchange rate differences		2.441.568	3.819.385
5.31.10.00	PROFIT BEFORE INCOME TAX AND EXTRAORDINARY ITEMS		**(6.655.722)**	**715.220**
5.31.20.00	INCOME TAX	8	4.401.552	(128.879)
5.31.30.00	EXTRAORDINARY ITEMS		0	0
5.31.40.00	PROFIT (LOSS) BEFORE DEDUCTION OF MINORITY INTEREST		**(2.254.170)**	**586.341**
5.31.50.00	MINORITY INTEREST		3.811	6.935
5.31.00.00	**NET PROFIT (LOSS)**		**(2.250.359)**	**593.276**
5.32.00.00	Amortization of higher value of investments	12	34	41
5.30.00.00	**PROFIT (LOSS) OF THE BUSINESS YEAR**		**(2.250.325)**	**593.317**

Rut : 96621750-2
Period: : 01-01-2002 to 30-09-2002
Figures shown in : Thousand Pesos
Type of Balance : Consolidated

DATE

PRINTING DATE:

CASH FLOW STATEMENT - DIRECT

2.03 **CASH FLOW STATEMENT**

		1.01.04.00 R.U.T.	
1.00.01.30 Type of Currency: Pesos		96621750-2	

1.00.01.40 Type of Balance Sheet: Consolidated
5.03.01.00 Method of the State of Cash Flow: D

CASH FLOW STATEMENT - DIRECT		NOTE NUMBER	day month year from 01 01 2002 until 30 09 2002 **PRESENT**	day month year from 01 01 2001 until 30 09 2001 **PREVIOUS**
5.41.11.00	**NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION**		**(5.658.070)**	**(3.346.292)**
5.41.11.10	Collection of trade debtors		114.375.055	138.632.791
5.41.11.20	Financial income received		616.386	316.011
5.41.11.30	Dividends and other distributions received		0	0
5.41.11.40	Other income received		62.410	3.117.031
5.41.11.50	Payments to suppliers and personnel (less)		(116.568.082)	(140.659.676)
5.41.11.60	Paid interest (less)		(2.760.777)	(3.762.909)
5.41.11.70	Paid income tax (less)		(8.320)	(30.238)
5.41.11.80	Other paid expenses (less)		(619.090)	(321.192)
5.41.11.90.	Paid Value Added Tax and other similar (less)		(755.652)	(638.110)
5.41.12.00	**NET FLOW ORIGINATED BY FINANCING ACTIVITIES**		**(3.302.224)**	**3.531.187**
5.41.12.05	Placement of cash shares		0	0
5.41.12.10	Loans obtention		9.197.353	36.423.473
5.41.12.15	Obligations with the public		0	0
5.41.12.20	Loans verified by documentary evidence with related companies		0	0
5.41.12.25	Obtention of other loans of related companies		707.279	0
5.41.12.30	Other sources of financing		0	0
5.41.12.35	Payment of Dividends (less)		(117.960)	(32.334)
5.41.12.40	Distribution of capital (less)		0	0
5.41.12.45	Payment of loans (less)		(13.041.130)	(31.614.218)
5.41.12.50	Payment of obligations with the public (less)		(47.766)	0
5.41.12.55	Payment of loans verified by document. evidence of related Co. (less)		0	(293.592)
5.41.12.60	Payment of other loans of related companies (less)		0	0
5.41.12.65	Payment of expenses due to issuance and placing of shares (less)		0	0
5.41.12.70	Payment of expenses due to issuance and placing of oblig. With public (less)		0	0
5.41.12.75	Other disbursement due to financing (less)		0	(952.142)
5.41.13.00	**NET FLOW O RIGINATED BY INVESTMENT ACTIVITIES**		**6.902.962**	**(147.876)**
5.41.13.05	Sale of Fixed Assets		7.591.490	5.284.011
5.41.13.10	Sale of permanent investments		0	356.477
5.41.13.15	Sale of other investments		689	0
5.41.13.20	Collection of loans verified by documentary evidence to related Co.		0	0
5.41.13.25	Collection of other loans to related companies		0	0
5.41.13.30	Other investment income		0	0
5.41.13.35	Addition of fixed assets (less)		(689.217)	(5.715.050)
5.41.13.40	Payment of capitalized interests (less)		0	0
5.41.13.45	Permanent investments (less)		0	0
5.41.13.50	Investments on financial instruments (less)		0	0
5.41.13.55	Loans verified by documentary evidence to related companies (less)		0	0
5.41.13.60	Other loans to related companies (less)		0	0
5.41.13.65	Other investment disbursements (less)		0	(73.314)
5.41.10.00	TOTAL NET FLOW OF THE PERIOD		**(2.057.332)**	**37.019**
5.41.20.00	EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		34.792	(21.863)
5.41.00.00	CASH AND CASH EQUIVALENT NET VARIATION		**(2.022.540)**	**15.156**
5.42.00.00	CASH AND CASH EQUIVALENT OPENING BALANCE		3.064.126	997.713
5.40.00.00	**CASH AND CASH EQUIVALENT CLOSING BALANCE**		**1.041.586**	**1.012.869**

Rut   : 96621750-2   **DATE**
Period   : 01-01-2002 to 30-09-2002
Figures shown in : Thousand of Pesos   **PRINTING DATE:**
Type of Balance : Consolidated

FLOW RECONCILIATION - RESULT

RECONCILIATION BETWEEN THE NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION AND THE RESULTS OF THE PERIOD

		1.01.04.00 R.U.T.	
		96621750-2	

1.00.01.30 Type of Currency: Pesos

1.00.01.40 Type of Balance Sheet: Consolidated

FLOW RECONCILIATION-RESULT		NOTE NUMBER	day month year from 01 01 2002 until 30 09 2002 PRESENT	day month year from 01 03 2001 until 30 09 2001 PREVIOUS
5.50.10.00	**Profits (Loss) of the period**		**(2.250.325)**	**593.317**
5.50.20.00	**Profit or loss from disposal of assets**		**858.517**	**(880.747)**
5.50.20.10	(Profits) Loss from disposal of fixed assets		860.774	0
5.50.20.20	Profits on investments sale (less)		0	0
5.50.20.30	Loss on investments sale		0	0
5.50.20.40	(Profits) Loss on other assets sale		(2.257)	(880.747)
5.50.30.00	**Charges (credits)to profit or loss which do not represent cash flow**		**(2.576.429)**	**2.826.136**
5.50.30.05	Depreciation of the period		3.613.550	4.576.093
5.50.30.10	Amortization of intangible		0	0
5.50.30.15	Penalties and provisions		(3.352.065)	384.576
5.50.30.20	Profits accrued from investments in Related Companies (less)		0	0
5.50.30.25	Loss accrued on investments in related companies		0	12.987
5.50.30.30	Amortization of lower value of investments		932.411	971.098
5.50.30.35	Amortization of higher value of investments (less)		(34)	(41)
5.50.30.40	Net Price-level restatement		(262.604)	1.627.895
5.50.30.45	Net exchange rate gains/losses		(2.441.568)	(3.819.385)
5.50.30.50	Other credits to profit or loss which do not represent cash flow (less)		(1.066.119)	(1.195.168)
5.50.30.55	Other charges to results which do not represent cash flow		0	268.081
5.50.40.00	**Variation of Assets that do affect cash flow (increases)decreases**		**2.803.629**	**1.584.837**
5.50.40.10	Trade debtors		163.656	2.665.563
5.50.40.20	Inventories		1.852.379	(2.598.513)
5.50.40.30	Other assets		787.594	1.517.787
5.50.50.00	**Liabilities variations that do affect cash flow increases (diminishes)**		**(4.489.651)**	**(7.462.900)**
5.50.50.10	Accounts payable related to operating results		(2.997.257)	(5.228.747)
5.50.50.20	Payable interest		0	0
5.50.50.30	Payable income tax (net)		0	10.740
5.50.50.40	Other accounts payable related with non-trading income		(661.122)	(4.102.136)
5.50.50.50	Payable V.A.T. And other similar (net)		(831.272)	1.857.243
5.50.60.00	**Minoritary Interest Profits (Loss)**		**(3.811)**	**(6.935)**
5.50.00.00	**NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION**		**(5.658.070)**	**(3.346.292)**

01.   REGISTRATION IN THE SECURITIES REGISTER

On April 12th, 1993, the Superintendency of Stock and Securities registered Supermercados Unimarc S.A. company in the stock registry, under the page N°447 in this way the company be subjected to the control of this Superintendency.

02.   APPLIED ACCOUNTING PRINCIPLES

a)   Accounting Period

The financial statements of the Parent Company and its subsidiaries covers the nine months period comprise between January 1 and September 30, 2002 and 2001.

b)   Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Association of Chilean Accountants. It also takes into account the regulations and directions instructed by the Superintendency of Stock and Securities. If any discrepancy appears, the regulations instructed by the Superintendency of Securities and Insurance will have supremacy over the former ones.

c)   Bases of Presentation

For comparative purposes, the financial statements at September 30, 2001 are shown updated by 2.2 %. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

d)   Bases of Consolidation

In these consolidated financial statements the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries are included. Besides, the balances, the inter-company transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

e)   Price-level restatement

These financial statements are shown corrected of the inflationary effects, so the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at September 30, 2002. Estimations were done using the consumer price index informed by the National Institute of Statistics, which figures were – 1,3 % and 1.5% for the years ended on September 30, 2002 and 2001, respectively. Besides, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing rate of exchange of each accounting period. The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

f)   Foundations of Conversion

The assets and liabilities in foreign currency and readjustment units, existing at September 30, 2002 and 2001 are shown valued in national currency, according to the following rates of exchange in force at the end of each accounting period.

	2002	2001
	(Chilean pesos)	
Indexed Unit (U.F.)	16.455,03	16.094,96
US Dollar	748,73	695,02
Peso of Argentina	201,14	695,02

a)   Negotiable Securities

The negotiable securities are shown at the lower value determined by the comparison between the cost corrected through price-level restatement and its stock value.

b)   Inventories

Due to its high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average cost of purchase. The amounts estimated in such a way do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the Interagro Comercio y Ganado S.A. subsidiary are shown at their average cost of production, which do not exceed their market value at the end of each period.

c)   Estimation of bad debts

With the purpose to cover potential bad debts accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. At September 30, 2002 and 2001, the provisions for the notes receivable item has been determined on the total amounts of M$265.574 and M$230.205, respectively.

d)   Fixed Assets

The fixed asset is shown at its cost of purchase, corrected through price level restatement. The financial costs attributable to the construction of the fixed asset are part of the fixed asset value.

e)   Fixed Assets Depreciation

Depreciation has been calculated by the straight-line method, considering the years of useful life estimated for the different groups of goods, according to the following:

Buildings	:	60 years
Machinery and equipment	:	from 3 to 20 years
Furniture, materials and facilities	:	10 years

f)   Assets in leasing

The assets in leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such goods therefore, whereas the purchase option is not performed, the Company cannot freely dispose of these assets.

g)   Investments in Related Companies

At September 30, 2002 and 2001, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin N° 64 of the Association of Chilean Accountants, regarding valuation of foreign investments, considering its valuation as a subsidiary controlled in the currency of origin. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

The investments done in local related companies are shown valued according to the method of the proportionate share in net worth of the investment, recognizing in the results the proportional profit or loss accrued by the issuing company.

As from year 1998, and according to the provisions indicated in the form letter N°1358 issued by the Superintendency of Stock and Securities, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

h)   Deferred and Income Taxes

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N°60 of the Association of Chilean Accountants and to the form letter N° 1466 issued by the Superintendency of Stock and Securities.

The Parent company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Likewise, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax legislation or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

i)   Trading income

The Company's income are formed by the sale of consumer goods and services, which are entered at their net value of the taxes that impose a tax on them.

j)   Cash Flow Statement

The cash flow statement included herewith has been prepared according to the direct method. All those short-term investments done as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

02. APPLIED ACOUNTING PRINCIPLES
Companies included in the consolidation

RUT	Company Name	Percentage of participation			
		31-09-2002			31-03-2001
		Direct	Indirect	Total	Total
79960220-2	Compañía Comercializadora Nacional Ltda.	9,0000	91,0000	100,0000	100,0000
88486800-9	Interagro, Comercio y Ganado S.A.	0,0000	100,0000	100,0000	100,0000
86360500-8	Administradora de Supermercado S.A.	0,0000	99,9360	99,9360	99,9360
88461600-K	Adm. de Inv. y Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
87678200-6	Comercial Supermercado Santiago S.A.	0,0000	99,0000	99,0000	99,0000
96629940-1	Transporte Santa María S.A.	0,0000	98,0000	98,0000	98,0000
87678100-K	Comercial Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
87678300-2	Comercial Supermercado Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
79785340-2	Supermercado Hipermarc S.A.	0,0000	99,9990	99,9990	99,9990
79785340-2	Unimarc Organización y Servicios S.A.	99,9549	0,0000	99,9549	99,9549
96757830-4	Administradora y Servicios Talcahuano S.A.	0,0000	100,0000	100,0000	100,0000
96800910-9	Publicidad y Promociones Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799480-4	Administradora de Servicios Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799180-5	Inmobiliaria de Supermercados S.A.	0,0000	99,9990	99,9990	99,9990
96825920-2	Administradora y Servicios Temuco S.A.	0,0000	100,0000	100,0000	100,0000
96833720-3	Administradora y Servicios Chillan S.A.	0,0000	100,0000	100,0000	100,0000
96833710-6	Administradora y Servicios de Vigilancia S.A	0,0000	100,0000	100,0000	100,0000
96336500-2	Administradora y Serv. Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
96836520-7	Administradora y Servicios Cordillera S.A.	0,0000	100,0000	100,0000	100,0000
96836510-K	Administradora y Servicios Machali S.A	0,0000	100,0000	100,0000	100,0000
96785510-3	Inmobiliaria y Constructora S.A.	0,0000	51,0800	51,0800	51,0800
96879010-2	Administradora y Servicios Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
96879030-7	Administradora y Serv. Viña del Mar S.A.	0,0000	100,0000	100,0000	100,0000
96879090-0	Adm. y Serv. Santiago Part Time S.A.	0,0000	100,0000	100,0000	100,0000
96879060-9	Administradora y Servicios Macul S.A.	0,0000	100,0000	100,0000	100,0000
96879080-3	Adm. De Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96879040-4	Administradora y Servicios Curico S.A.	0,0000	100,0000	100,0000	100,0000
96879050-1	Administradora y Servicios Concepcion S.A.	0,0000	100,0000	100,0000	100,0000
96879000-5	Administradora y Servicios Maipu S.A.	0,0000	100,0000	100,0000	100,0000
96879070-6	Adm. Y Servicios Part Time Providencia S.A.	0,0000	100,0000	100,0000	100,0000
96836500-2	Adminstradora Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
88627400-9	Unimarc Abastecimientos S.A.	0,3300	99,6700	100,0000	100,0000
96.836.510-k	Administradora y Servicios Machali S.A.	0,0000	100,0000	100,0000	100,0000
96879020-K	Administradora y Servicios Oriente S.A.	0,0000	100,0000	100,0000	100,0000
96913160-9	Servicios Generales S.A	0,0000	100,0000	100,0000	0,0000
96797780-2	Servicios Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96798240-7	Adm. Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96898500-0	Servicios Unimarc S.A.	0,0000	100,0000	100,0000	0,0000
96898490-k	Administradora Unimarc S.A.	0,0000	100,0000	100,0000	0,0000

03.   ACCOUNTING CHANGES

(3) Accounting Changes

Compared to the previous period, no changes were made in the application of accounting principles, during the years 2002 and 2001.

04. NEGOTIABLE SECURITIES

Securities traded at the Stock Exchange and others considered of temporary character have been included under this item, according to the following:

04. NEGOTIABLE SECURITIES
Structure of the Balance

INSTRUMENTS	BOOK VALUE	
	30-09-2002	**30-09-2001**
Shares	0	689
Bonds	0	0
Share of mutual funds	0	0
Share of investment funds	0	0
Promissory Notes of public offer	0	0
Mortgage bill of exchange	0	0
Total Negotiable Securities	**0**	**689**

04. NEGOTIABLE SECURITIES
Shares

RUT	COMPANY NAME	NUMBER OF SHARES	% OF SHARE	MARKET VALUE PER UNIT	MARKET VALUE OF INVESTMENT	CORRECTED COST

Value of Investment Portfolio	0	0

Readjustment Provision	0

Book Value of Investment Portfolio	0

05. SHORT AND LONG-TERM DEBTORS
Short and Long-term Debtors

ITEM	CIRCULATING							LONG TERM	
	Up to 90 days		More than 90 Until 1 year		Subtotal	Total Circulating (net)			
	30-09-2002	30-09-2001	30-09-2002	30-09-2001		30-09-2002	30-09-2001	30-09-2002	30-09-2001
Trade Debtors	1.292.528	1.364.210	0	0	1.292.528	1.292.528	1.364.210	0	0
Estimation of bad debts	0	0	0	0	0	0	0	0	0
Notes receivable	2.621.338	3.559.146	0	0	2.621.338	2.355.764	3.559.146	0	0
Estimation of bad debts	0	0	0	0	256.340	0	0	0	0
Sundry debtors	1.498.816	590.871	0	0	1.498.816	1.498.816	590.871	640.454	209.116
Estimation of bad debts	0	0	0	0	0	0	0	0	0

Total Long-Term Debtors	**640.454**	**209.116**

06.   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In this item, balances, transactions and effects on results between related companies appeared under the following conditions:

1.   The balances reflected in a short term are charged or paid as it corresponds

2.   The current accounts between related companies do not generate collections or interest payment and do not have stipulated readjustment clause.

3.   The balances of current accounts with related companies do not consolidate in Supermercados Unimarc S.A. Holding are keep in UF. (Indexed Unit).

4.   The balances reflected in a long term have a maturity date on receivable and payable account the second semester of the year 2008. In related leasing the maturity date, is the year 2005.

The breakdown is the following:

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
Bills receivable and debtors

RUT	COMPANY	SHORT-TERM		LONG –TERM	
		30-09-2002	30-09-2001	30-09-2002	30-09-2001
85541600-4	Inversiones Errázuriz Ltda..	5.975.197	6.993.211	0	0
94.510.0001	Renta Nac.Cia. deSeguros Grales. S.A.	0	358	0	0
96621750-2	Capillitas	0	1.218	0	0
94.716.0001	Renta Nacional	1.543	0	0	0
96.621.7502	Puerta Grande	37.508	0	0	0
96.621.7502	Multideal	100	0	0	0
TOTALS		**6.014.348**	**6.994.787**	**0**	**0**

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
Notes and Accounts Payable

RUT	COMPANY	SHORT-TERM		LONG –TERM	
		30-09-2002	30-09-2001	30-09-2002	30-09-2001
88541600-4	Inversiones Errazuriz Ltda..	0	0	0	484.705
96704480-6	Automotriz Protón S.A.	0	40.227	0	0
94510000-1	Rta. Nac. Cia. Seg. Grles. S.A.	2.846	0	0	0
96623740-6	Inversiones Errazuriz Trading S.A.	0	19.104	0	0
94716000-1	Rta. Nac. Cia. Seg. De Vida S.A.	0	69.292	17.426.147	17.332.054
96621750-2	Unitrade Interamericana	33.341	119.519	0	0
96621750-2	Cidef Argentina S.A.	616.717	1.642.317	0	0
96621750-2	Puerta Grande	0	0	0	0
88163300-0	Inversiones Culenar	2.022.898	29.861	0	0
79809460-2	Inmobiliaria y Const. Nacional S.A.	425.855	0	0	0
96621750-2	Capillitas	865	0	0	0
	TOTALS	**3.102.522**	**1.920.320**	**17.426.147**	**17.816.759**

06. Balances and Transactions with related entities

Transactions

COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	30-09-2002		30-09-2001	
				AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS RECEIVABLE S/T	6.152.937	0	9.481.671	384.099
COM. CIDEF S.A.	96.622.770-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	0	0
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	6.780.933	0	27.459.692	0
INCONAC S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	508.668	0	67.746	463
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	0	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	3.804.391	0	1.656.316	0
PESQUERA NACIONAL S.A.	96.850.700-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	56.265	0	2.176	0
ING. Y COMPUTACION INCOM S.A.	86.344.500-0	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	159	0	3.911	3.314
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	TRADE DEBTORS	758.232	642.570	316.222	267.985
CORP. DE INV. FINANC.	96.923.970-1	COMMON ADM.	TRADE DEBTORS	886.853	0	826.913	700.773
EMP. NACIONAL DE PESCA S.A.	96.540.500-3	COMMON ADM.	TRADE DEBTORS	35.677	30.235	87.569	74.212
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	416.888	0	0	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	2.060.519	0	269.902	0
INVERSIONES IRRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS PAYABLE S/T	4.796.070	0	2.717.329	0
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMM.ON ADM.	CURRENT ACCOUNTS PAYABLE S/T	7.934.166	0	29.398.717	15.582
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	PAYABLE INVOICES	105.236	89..183	845.547	716.565
MERCANTIL CIDEF S.A.	96.680.010-0	COMMON ADM.	PAYABLE INVOICES	721.232	0	647.191	548.467
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	3.524.633	0
FRUTICOLA NACIONAL S.A.	79.804.350-1	COMMON ADM.	TRADE DEBTORS	300.498	255.041	78.197	66.269
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	126.406	0	106.278	0
INMOB. Y CONST. NACIONAL S.A.	79.809.460-2	COMMON ADM.	PAYABLE INVOICES	2.164.746	0	0	0
EMP. NACIONAL DE PESCA S.A.	96.540.500-3	COMMON ADM.	PAYABLE INVOICES	0	0	34.543	536
COMERCIAL MAULE S.A.	79.780.600-5	COMMON ADM.	PAYABLE INVOICES	247.921	0	85.886	72.785
SOC. CONT. COSAYACH 1 REG	96.630.310-7	COMMON ADM.	PAYABLE INVOICES	75.296	0	76.953	65.214
CORP. INV. Y DES. FIN.CIDEF.S.A.	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	600.731	0	498.672	422.603
AGRICOLA PAREDONES S.A.	96.630.320-4	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	982.216	0	1.003.808	0
MINERA COPIAPO S.A.	96.623.750-3	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	4.663.117	0	0	0
CORP CIDEF S.A.	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	5.060.719	0	0	0
CIDEF COMERCIAL	79.780.600-5	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	4.983.347	0	0	0
COMERCIAL CIDEF	96.622.770-2	COMMON ADM.	PAYABLE INVOICES	92.437	78.336	0	0
SALMONES Y PESQ. NACIONAL S.A.	96.850.700-1	COMMON ADM.	TRADE DEBTORS	131.595	111.521	1.675.557	1.419.964
INCONAC S.A.	79.809.460-2	COMMON ADM.		7.358.583	0	0	0

07.   INVENTORIES

At September 30th, 2002 and 2001, the structure of the inventories item is the following:

Items	2002 M$	2001 M$
Goods In transit imports	10.887.682 72.201	12.882.719 2.473.970
Total	**10.959.883**	**15.356.689**

08. Income and Deferred Taxes
Deferred Taxes

ITEMS	30-09-2002				30-09-2001			
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX	
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORAL DIFFERENCES								
Provision for bad debts	8.764	35.056	0	0	6.907	27.625	0	0
Deferred income	0	0	0	0	0	0	0	0
Holidays provisions	67.919	0	0	0	77.206	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	5.474	27.368	28.232	112.926	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed Assets Depreciation	0	0	280.126	1.121.495	0	0	357.510	1.467.282
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	32.450	2.508	0	39.988	1.031	4.126	0	0
Tax losses of the period	1.462.198	5.848.792	0	0	0	440.188	0	0
Accumulated tax losses	0	0	0	0	0	0	0	0
Profit from Leaseback difference	59.567	238.264	0	0	10.156	259.249	0	0
Prepaid Expenses	0	0	116.739	0	0	0	88.203	0
OTHER								
Related Accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	1.630.898	6.124.620	402.339	1.188.851	123.532	844.114	445.713	1.467.282

8. INCOME AND DEFERRED TAXES
Income Tax

Items	30-09-2002	30-09-2001
Current tax expenses (tax provision)	0	0
Tax expenses adjustment (previous business year)	0	0
Effect by assets or liabilities due to deferred tax of period	4.401.552	-128.879
Tax benefits due to tax losses	0	0
Effect due to amortiz. of related acc. of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0
Total	**4.401.552**	**-128.879**

09. OTHER CURRENT ASSETS

At September 30th, 2002 and 2001, the following concepts are shown under this item:

Items	2002	2001
	M$	**M$**
Debtors balance for sale of business in Argentina	67.880	110.264
Leasing and Insurance deferred VAT	10.912	33.385
Other	23.087	12.344
Payment into court of KFW debt	1.558.824	0
Customer Duty	12.790	24.881
Total	**1.673.493**	**180.874**

10. FIXED ASSETS

At September 30, 2002 and 2001, within the fixed assets the following balances are included. Its information is the following:

Fixed Assets

ITEMS	2002			2001		
	Fixed Assets	**Accumulated**	**Total Fixed**	**Fixed Assets**	**Accumulated**	**Total**
Land	44.779.086	0	44.779.086	57.006.169	0	57.006.1
Construction and	67.277.123	(5.936.399)	61.340.724	68.057.226	(4.602.221)	63.455.0
Machinery and	30.462.743	(14.500.208)	15.962.535	23.463.293	(12.518.952)	10.944.3
Other Fixed Assets						
Furniture and Fixtures	8.482.366	(5.527.260)	2.955.106	7.717.529	(5.120.487)	2.597.04
Facilities	13.266.745	(4.660.310)	8.606.435	11.568.194	(3.800.449)	7.767.74
Works in progress	1.828.980	0	1.828.980	1.221.945	0	1.221.94
Assets in Leasing	19.104.922	(1.360.165)	17.744.757	18.926.098	(813.593)	18.112.5
Other Fixed Assets	0	0	0	0	0	0
Totals	**185.201.965**	**(31.984.342)**	**153.217.623**	**187.960.454**	**(26.855.702)**	**161.104.**

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	Sm La Reina	1.560.571	237	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	191.018	37	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	7.375	37	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	9.463	37	10-04-05	US$+TIP
Leasing Chile Ltda.	Computational Equipment	20.098	48	04-03-04	US$+TIP
Hewlett Packard S.A.	Computational Equipment	10.672	37	10-04-05	US$+TIP
Renta Nacional Cia. De Seg. De Vida S.A.	Sm Florida	17.238.137	300	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	1.982	37	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	76.138	37	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	174.888	37	10-04-05	US$+TIP
Hipermerc Argentina	Computacional Equipment	197.038	29	30-03-03	US$+TIP
HSBC Bank USA	Machinery and Equipment	61.959	15	01-01-03	UF+0,95 %
Hewlett Packard S.A.	Computational Equipment	453	4	26-01-03	US$+9,8 %
Deferred Profit Lease Back Sm. Florida		(1.805.032)			
Totals		**17.744.760**			

11. INVESTMENTS IN RELATED COMPANIES

The breakdown of investments in related companies is the following:

11. Investments in Related Companies
Breakdown of Investments

RUT	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment	
					30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001
96621750-2	SMAC Ltda	CHILE	PESOS	0	0,0000	0,0000	0	0	0	0	0	0	0	0	0	0	0	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin Nº 42 of the Association of Chilean Accountants, essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1)   Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, to Celimar Internacional S.A. (minority shareholder of Supermercados Hipermarc S.A.) was bought its participation in this company on the amount of US$21.000.000.- This amount corresponds to 16,32675% of the company's equity. This operation generated a lower book value of M$9.088.538 (historic figure)

2)   Lower value of Inmobiliaria de Supermercados S.A.

On September 16th, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company on the amount of M$ 11.500.977. (historic figure), augmenting its participation at 99.999%. At the closing of ISSA's financial statement the fixed   assets are included at its original value, without considering the expertise appraisal done when ISSA was set-up. Therefore, under the item lower value of the investment it had to be amortized the shares purchase of ISSA S.A. the value paid to third parties when the company was acquired. Considering in its equity the assets previously assessed, this operation generated a lower value of M$ 7.634.664.- (historic figure).

3)   Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August, 1998. At that date, its firm name was Inversión Nacional S.A. that afterwards was modified to the present Unimarc Abastecimientos S.A. Currently, this company works as a warehouse of merchandise for the sale in supermarkets.

The breakdown of this item is the following:

12. LOWER AND HIGHER VALUE OF THE INVESTMENT

Lower Value

RUT.	COMPANY	30-09-2002		30-09-2001	
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
88486800-9	Interagro Comercio y Ganado S.A.	0	0	454	3.224
96621750-2	Supermercados Hipermerc S.A.	521.720	8.776.160	521.760	9.462.521
96799180-5	Inmob. De Supermercados S.A.	330.700	6.136.316	330.725	6.577.759
94146000-3	Comercial Las Dalias S.A.	0	0	0	0
88637400-9	Unimarc Abastecimientos S.A.	62.096	1.310.925	62.562	1.397.413
96898490-k	Administradora Unimarc S.A.	17.849	417.104	16.975	435.695
96898500-0	Servicios Unimarc S.A.	0	0	33.099	0
96798240-7	Administradora Unimarc Sur S.A.	0	0	6	0
96797780-2	Servicios Unimarc Sur S.A.	0	0	3	0
96800910-9	Publicidad y Promoc. Unimarc S.A.	20	426	128	537
96619940-1	Transporte Santa María S.A.	26	548	166	689
Total		**932.411**	**16.631.479**	**971.098**	**17.877.838**

Higher Value

RUT.	COMPANY	30-09-2002		30-09-2001	
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
96785510-3	Inmobiliaria y Constructora S.A.	34	4.481	36	354
96913160-9	Servicios Generales S.A.	0	0	5	0
Total		**34**	**4.481**	**41**	**354**

13.   OTHERS (ASSETS)

At September 30th, 2002 and 2001, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following breakdown:

Items	2002	2001
	M$	M$
Warranties	1.241.484	585.110
Computational System Project	1.123.200	1.318.371
Other Taxes to be Recovered from Subsidiary in Argentina	0	751.900
Other Long-Term Assets	72.320	86.255
Total	**2.437.004**	**2.741.636**

14. OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS
Short-Term

At September 30th, 2002 and 2001, the breakdown of the in force obligations with banks and financial institutions is the following:

14. Short Term Bank And Financial Institutions Obligations

Short Term Bank And Financial Institutions Obligations

RUT	BANK OR FINANC. INSTIT.	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL	
		DOLLARS		EUROS		YENES		OTHER FOREIGN CURRENCIES		UF					
		30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001	30-09-2002	30-09-2001
Short Term (code 5.21.10.10)															
97.041.000-7	BANCO BOSTON	17.131.093	15.924.089	0	0	0	0	0	0	0	0	0	0	17.131.093	15.924.089
96.621.750-2	BANCO DO BRASIL	0	97.272	0	0	0	0	0	0	2.409.578	4.111.261	0	0	2.409.578	4.111.261
97.036.000-K	BANCO DE SANTIAGO	0	0	0	0	0	0	0	0	0	1.131.028	1.114.514	0	1.114.514	1.131.028
97.051.000-1	BANCO DEL DESARROLLO	2.960.933	5.343.125	0	0	0	0	0	0	0	1.570.098	829.380	0	3.790.313	6.913.223
96.621.750-2	SUDAMERIS	0	0	0	0	0	0	0	214.031	0	0	0	0	0	214.031
96.621.750-2	LLOYDS BANK	0	142.062	0	0	0	0	37.639	41.793	0	0	0	0	37.639	183.855
97.032.000-8	BHIF	0	0	0	0	0	0	0	0	214.758	0	0	0	214.578	0
	Other	0	5.670	0	0	0	0	0	193	0	0	0	0	0	5.863
	TOTALS	20.092.026	21.414.946	0	0	0	0	37.639	256.017	2.624.156	6.812.387	1.943.894	0	24.697.715	28.483.350
	Debt Capital Amount	19.782.264	21.367.935	0	0	0	0	26.536	256.017	2.518.571	6.693.801	1.938.472	0	24.265.843	28.317.753
	Annual Average Interest Rate	6,5	9,0	8,1	0	0	0	10,6	0	8,1	9,0	0	0		
Long Term (code 5.21.10.20)															
97.032.000-8	BHIF	0	0	0	0	0	0	0	0	0	201.696	0	0	0	201.696
97.032.000-8	CORP BANCA	0	0	0	0	0	0	0	0	461.559	436.751	0	0	461.559	436.751
97.015.000-5	SANTANDER	0	0	0	0	0	0	0	0	0	629.654	0	0	0	629.654
96.621.750-2	KFW	1.901.243	1.018.109	0	0	0	0	0	0	0	0	0	0	1.901.243	1.018.109
96.621.750-2	HIPANOAMERICANO	107.233	106.187	0	0	0	0	0	0	0	0	0	0	107.233	106.187
96.621.750-2	EXPORT-IMPORT BANK	155.855	181.491	0	0	0	0	0	0	0	0	0	0	155.855	181.491
96.621.750-2	SOCIETE GENERALE	0	328.717	0	0	0	0	193.457	0	0	0	0	0	193.457	328.717
97.018.000-1	SCOTIABANK	0	0	0	0	0	0	0	0	39.437	40.658	0	0	39.437	40.658
96.621.750-2	SUDAMERIS	0	0	0	0	0	0	57.465	0	0	0	0	0	57.465	0
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2.164.331	1.634.504	0	0	0	0	250.922	0	500.996	1.308.759	0	0	2.916.249	2.943.263
	Debt Capital Amount	1.836.338	1.552.244	0	0	0	0	209.186	0	480.151	1.262.291	0	0	2.525.675	2.814.535
	Annual Average Interest Rate	6,5	6,5	0	0	0	0	1006	0	81,0	8	0	0		

Percentage of Obligations in foreign currency (%)	80,6000
Percentage of Obligations in national currency (%)	19,4000

15.   OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS
Long-Term

At September 30th, 2001 and 2000, the breakdown of the in force obligations with banks and financial institutions is the following:

15. Long-Term Bank and Financial Institutions Obligations

Long-Term Bank and Financial Institutions Obligations

RU,T	BANK OR FINANCIAL INSTITUTIONS	YEARS TO MATURE							CURR.PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		INDEX OF READJ. CURRENCY	MORE THAN 1 UP TO 2	MORE THAN 2 UP TO 3	MORE THAN 3 UP TO 5	MORE THAN 5 UP TO 10	MORE THAN 10 YEARS AMOUNT	MORE THAN 10 YEARS TERM	TOTAL LONG TERM AT FINAN STATEM.CLOSING	AVERAGE ANNUAL INTEREST RATE	TOTAL LONG-TERM AT FINAN. STATEM. CLOSING
97.032.000-8	BHIF	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	6,15	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	470.017	500.833	1.100.061	884.484	0	0	2.955.395	8,5	3.395.588
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.051.000-5	SANTANDER	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	487.934
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	DOLLARS	989.445	879.482	1.368.746	1.847.011	0	0	5.084.684	6,1	4.568.642
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	HIPANOAMERICANO	DOLLARS	33.288	0	0	0	0	0	33.288	6,11	126.584
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT-IMPORT	DOLLARS	125.786	0	0	0	0	0	125.786	6,8	115.005
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	YENES	0	0	0	0	0	0	0	0	0
		U.F.	41.431	44.336	15.663	0	0	0	101.430	8,00	135.967
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	DOLLARS	0	0	0	0	0	0	0	0	845.269
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		U.F.	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	84.479	63.358	0	0	0	0	147.837	12,12	0
96.621.750-2	SUDAMERIS	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ.$	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	8046	0	0	0	0	0	8.046	0	0
TOTALS			1.752.492	1.488.009	2.484.470	2.945.728	0		8.456.466		9.674.989

Percentage of Obligations in foreign currency (%)	64,9600
Percentage of Obligations in national currency (%)	35,0400

16. PROVISIONS AND PENALTIES

Penalties

Concerning penalties, they do not exist in the parent company and its subsidiaries to the end of the period of these financial statements.

Provisions

At September 30th, 2002 and 2001, the breakdown of this item is the following:

Items	2002	2001
	M$	M$
Holidays Provisions	414.854	341.281
Expenses Provisions	180.296	556.367
Provision for the Peso conversion in Argentina	4.125.587	0
Other	257.440	315.710
Total	**4.978.177**	**1.213.358**

17.   OTHER LONG-TERM LIABILITIES

This item corresponds to the income received in advance for the at 10 years rental of the Supermarkets premises in Argentina. During the year 2002, the amount to be accrued is shown under the current liabilities in the item Income received in advance.

Items	Short-Term		Long-Term	
	2002	**2001**	**2002**	**2001**
	M$	**M$**	**M$**	**M$**
Income received in advance (Hipermarc)	217.279	771.406	1.303.673	5.399.845
Total	**217.279**	**771.406**	**1.303.673**	**5.399.845**

18. MINORITY INTEREST

The following amounts are shown below this item: M$81.412.- and M$75.291.- at September 30th, 2002 and 2001, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following detail:

Company	Percentage of Share		Amount	
	2002	2001	2002	2001
	%	%	M$	M$
Administradora de Supermercados S.A.	0,064	0,064	6.258	6.523
Transportes Santa Maria S.A.	2	2	(700)	1.760
Comercial Sm Santiago S.A.	1	1	3.154	3.204
Unimarc Organización y Serv. S.A.	0,045	0,045	22.199	10.457
Inmobiliaria y Supermercados S.A.	0,00006	0,00006	16	16
Inmobiliaria y Constructora S.A.	48,92	48,92	50.481	53.331
Supermercados Hipermarc S.A.	0,00001	0,00001	4	0
Total			**81.412**	**75.291**

19.   CHANGES IN THE EQUITY

The equity variations of the 2002 and 2001 periods are:

Variations of other reserves item:

It correspond to equity variations registered by Unimarc Organización y Servicios S.A. subsidiary which amounted to M$ 2.799.321.- and M$ 802.781.- at September 30, 2002 and 2001 , the investments was kept in a foreign subsidiary (Supermercados Hipermarc S.A.) according to the provisions indicated in the Technical Bulletin Nº 64 of the Association of Chilean Accountants, regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC and Dollar.

19. Changes in the Equity

Changes in the Equity

ITEMS	30-09-2002								30-09-2001							
	PAID IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS RESERVES	ACCUMUL. PROFIT OR LOSS	INTERIM DIVIDENDS	PERIOD RESULT	PAID- IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS RESERVES	ACCUM. PROFIT / LOSS	INTERIM DIVIDEND	PERIOD PROFIT/ LOSS
Opening balance	54.246.581	0	27.746.448	1.105.275	0	24.445.018	0	0	52.615.500	0	26.912.171	617.364	0	23.262.876	0	104.313
Previous period profit or loss distribut.	0	0	0	0	0	0	0	0	0	0	0	0	0	104.313	0	-104.313
Previous period final dividend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0
Profits and/or reserves capitalization	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Period of Develop. Accum. Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accum.Readjust. due to translation Diff.	0	0	0	2.799.321	0	0	0	0	0	0	0	802.781	0	0	0	0
Equity Revaluation	0	705.206	360.704	14.369	0	317.784	0	0	0	1.157.541	592.068	13.582	0	514.078	0	0
Period Profit or Loss	0	0	0	0	0	0	0	-2.250.325	0	0	0	0	0	0	0	580.545
Interim Dividends	0	0	0	0	0	-117.035	0	0	0	0	0	0	0	-31.795	0	0
Closing Balance	54.246.581	705.206	28.107.152	3.918.965	0	24.645.767	0	-2.250.325	52.615.500	1.157.541	27.504.239	1.433.727	0	23.849.472	0	580.545
Updated Balances	0	0	0	0	0	0	0	0	53.773.041	1.183.007	28.109.332	1.465.269	0	24.374.160	0	593.317

19. CHANGES IN THE EQUITY
Number of Shares

SERIE	NUMBER OF SUBSCRIBED SHARES	NUMBER OF FULL-PAID SHARES	NUMBER OF VOTING SHARES
UNIQUE	1.261.849.619	1.261.849.619	1.261.849.619

Capital (amount-M$)

SERIE	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
UNIQUE	54.246.581	54.246.581

20. OTHER NON-OPERATING INCOME AND EXPENSES

At September 30th, 2002 and 2001, the breakdown of this item is formed as follows:

Other non-operating income

Items	2002 M$	2001 M$
Hipermarc Income	0	1.346.521
Premises rentals	9.619	20.068
Cash balance surplus	20.291	25.268
Profits from other assets sale	135.837	17
Other non-operating income	193.364	390.410
Profits assets fixed sales	35.293	880.748
Total	**394.404**	**2.663.032**

Other Non-operating Expenses

Items	2002 M$	2001 M$
Penalties and sanctions	23.835	56.864
Cash account shortage	8.536	21.759
Loss on other assets sale	1.029.646	0
Other non-operating expenses	26.210	55.153
Difference of exchange	0	305
Total	**1.088.227**	**134.081**

21. MONETARY CORRECTION
Monetary correction

ASSETS (CHARGES/CREDITS)	READJUSMENT INDEX	30-09-2002	30-09-2001
INVENTORIES	$	0	0
FIXED ASSETS	$	1.191.976	2.203.052
INVESTMENTS IN RELATED COMPANIES	$	226.475	407.530
OTHER CURRENT ASSETS	$	0	0
RELATED COMPANIES ACCOUNTS	$, UF	193.555	0
OTHER NON-MONETARY ASSETS	$	43.177	166.953
COSTS AND EXPENSES ACCOUNTS	$	346.815	337.849
TOTAL (CHARGES) CREDITS		2.001.998	3.115.384
LIABILITIES (CHARGES)/CREDITS			
EQUITY	$	-1.393.675	-2.326.857
RELATED COMPANIES ACCOUNTS	$, UF	-20.881	-417.109
BANK OBLIGATIONS	UF	-69.291	-882.246
MINORITY INTEREST	$	283.584	80.844
NON-MONETARY LIABILITIES	$, UF	-245.864	-675.792
INCOME ACCOUNTS	$	-290.267	-522.119
TOTAL (CHARGES) CREDITS		-1.739.394	-4.743.279
(LOSS) PROFIT DUE TO PRICE-LEVEL RESTATEMENT		262.604	-1.627.895

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT	
		30-09-2002	30-09-2001
Assets (Charge) Credit			
Related Co. Acc. Receivable	Dollar	0	6.683.492
Result by Argentinean subsidiary translation	Dollar	6.551.908	0
Other non-monetary assets	Dollar	23.647	16.556
Total (Charges) Credits		6.575.555	6.700.048
LIABILITIES (CHARGES) CREDITS			
Bank Obligations	Dollar	-2.946.910	-2.508.354
Other non-monetary liabilities	Dollar	-1.187.077	-372.309
Total (Charges) Credits		-4.133.987	-2.880.663
(Loss) Profits due to Exchange rate differences		**2.441.568**	**3.819.385**

23. CONTINGENCIES AND RESTRICTIONS

(a)   Direct Commitments

a.1   BBVA BHIF Bank

The balance of the obligation at September 30th, 2002 is M$ 214.578, which creditor is BBVA Banco BHIF. The obligation claimed corresponds to the balance of the original credit amounting to 55.776. unidades de fomento (U.F.: Indexed Units) of capital at April 27th, 1991. According to the banking institution, from this amount, two shares are debited with maturity date December 29th, 2000 and 2001 on the amount of 5.577,60 unidades de fomento (Indexed Units) each one, of capital. These debts accrue a floating interest rate of TIP + reserve +2.5 points. The problem arises when Supermercados Unimarc S.A. considered this debt as finished offsetting it with the results of the Adjustment Account agreed on July 23th, 1989, originated by the sale of the ex Banco Nacional shares to the Said Group. The bank today named BBVA Banco Bhif was in charge of these obligations, which have not been fulfilled. Though the Bank is obliged to, it has not render accounts of the administration of the credits included in the Adjustment Accounts, originating the lawsuit.

The item of property mortgaged is Supermercado Manquehue Sur which is not the warranty of the collected debt. Up to date, the credit appears as unfulfilled because of the controversy between such Bank and the Inverraz Group regarding the differences between the parties about the balance of the pr ice in the sale of the ex Banco Nacional, which steps are being followed at an arbitral court.

On the other hand, currently there are several lawsuits between BBVA Banco BHIF and the companies of the Errázuriz Group. The origin is the acquisition of the ex Banco Nacional and the rearrangement of the debts of several companies, among which is Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of six of them which award has favored the companies of the Errázuriz Group. The verdict stipulates the Bank has to additionally pay amounts higher than U.F. 50.000. On the other hand, the Bank appears claiming a summary proceeding on the amount of MS$183.336. This claim has been opposed with the payment exemptions and compensations agreed by a contract. Besides, during the month of November, 2000 such Bank did not accept the procedure of payment into court, though the proceeds of arbitral suits should be addressed to pay such obligations. In this summary proceeding was delivered an executive and attachment mandate that affected the property located in Manquehue street. This does not affect the normal operation of the supermarket. Such attachment corresponds to the direct effect of the presentation of an executive suit and this executive suit will have to be released.

10 Complaints that are following their proceedings at the Arbitral base:

Currently, there are 27 complaints - Arbitral Notebooks: each notebook carries the name of Notebook N° 1 to 27, plus a Book Notebook and other one named Main Notebook. The 27 arbitral notebooks and the main notebook have their origin in the non-payment of the Ex-Banco Nacional shares price, sale done according to the shares sale contract dated July 23rd, 1989, subscribed before the Notary Public Mr. Andrés Rubio Flores.

The Book Notebook has its origin in the publication, issue and distribution of the book "The Secrets of Fra Fra" done by the executives and Directors of the BBVA Banco Bhif Bank. The publication, issue and distribution of this book were forbidden by judicial resolution. This lawsuit pursues the indemnity for the damages of the publication.

20 The legal state or stage of each notebook is the following:
Notebook N°1 this award favored the Ex Banco Nacional shares sellers', today the Errázuriz Group.
Notebook N°2 this award favored the Ex Banco Nacional shares sellers', today the Errázuriz Group.
Notebook N°3, partially favorable award.
Notebook N°4, favorable award
Notebook N°5, favorable award.
Notebook N°6, favorable award.
Notebook N°7, the final award is pending.
Notebook N°8, the final award is pending.
Notebook N°9, the final award is pending.
Notebook N°10, the final award is pending
Notebook N°11, stage of proof.
Notebook N°12, the final award is pending
Notebook N°13, stage of proof.
Notebook N°14, stage of proof.
Notebook N°15, stage of proof.
Notebook N°16, it is pending for citation to hear the judgment.
Notebook N°17, favorable award
Notebook N°18, in stage of proof
Notebook N°19, in stage of proof.
Notebook N°20, in stage of proof.
Notebook N°21, in stage of discussion.
Notebook N°22, in stage of discussion.
Notebook N°23, in stage of discussion.
Notebook N°24, in stage of discussion.
Notebook N°25, in stage of discussion.
Notebook N°26, in stage of discussion

Notebook N°27, in stage of discussion

Book Notebook, is in the stage to receive the cause for proof.

Main Notebook, it is a pre-judicial measure. It is under ordinary proceeding.

30 Regarding the amounts involved.

In the complaints pursue before the Arbitrator Judges, the overall addition amounts to
U.F. 1.240.250 (Indexed Units), plus interests and readjustments.

a.2   Scotiabank

Mortgage Guarantee in favor of a credit granted by Scotiabank for buildings and constructions of Supermercado Multiviña. Its net book value is M$499.803.- for the credit amounting to M$140.867 , at September 30, 2002.

a.3   Corp Banca

Mortgage guarantee over Supermercado Maipú II which book value amounts to M$ 2.717.254.- The guarantee is for the credits granted by Corp Banca amounting to M$1.479.725.- at September 30th , 2002.

a.4   Banco del Desarrollo

On September 30, 2002 the subsidiary company, Inmobiliaria de Supermercados S.A. gave a mortgage over its real estate called Concepción and Cordillera. This operation was done to guarantee to Banco del Desarrollo the obligations of SUPERMERCADOS UNIMARC S.A. AND ITS SUBSIDIARIES has or will have in the future.

a.5   BankBoston Bank

At the closing date of these financial statements, the credit on the amount of US$22.506.346,09 is fully in force and the payment of its interests is updated.

On December 29th, 1998, related with this debt, the company gave as warrantee some forestry assets which owners are related companies, through common owners, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Forestal Regional S.A. Their partners, in each case, approved the terms of these warrantees as well as the corresponding Shareholders' Extraordinary Meetings of these companies.

Additionally, in the opinion of the top Management of the Company, the before mentioned debt should be negotiated to reasonable terms, pursuant to was originally agreed.

a.6.   Kreditanstalt Fur Wiederaubau

On November 22, 2001, Supermercados Unimarc furnished a chattel mortgage in favor of KFW. The obligations guaranteed by this pledge are contracts subscribed by Supermercados Unimarc S.A. and they correspond to: 1) Credit contract named Basic Agreement number 2912, dated August 28, 1997, modified the 30/08/2000, remaining as a DM 35 million or its equivalent in US$ line of credit and 2) Credit Contract named Loan Agreement number 2913, dated 28/08/1997. This contract was modified the 30/08/2000, remaining as a DM 10 million or its equivalent in US$ credit line.

The detail of fixed assets items of property with pledge is:

Invoice 56-5184-0001-01 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-02 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-03 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-04 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0007-01 CCC Machinery G., items of property AEG Lichttechnik brand
Invoice 56-5184-0008-01 CCC Machinery G., items of property AEG Lichttechnik brand
Invoice 56-5184-0005-01 CCC Machinery G., items of property Cefla brand
Invoice 56-5184-0005-02 CCC Machinery G., items of property Cefla brand
Invoice 56-5184-0003-01 CCC Machinery G., items of property Miwe brand
Invoice 56-5184-0002-01 CCC Machinery G., items of property Trane Export LLC brand
Invoice 56-5184-0017-01 CCC Machinery G., items of property Artok brand

The obligation assumed towards the Bank indicates that the Individual Loans will be used exclusively to finance the export contracts DM or US$ denominated for the supply of equipment and services to be agreed between the borrowers and the exporters addressed in the Federal Republic of Germany. The obligation is for a maximum amount of DM 45.000.000. (fourty five million of German marks or its equivalent in dollars of the U.S.A.).,which accrues a floating interest rate of LIBOR plus a spread.

As a warranty was given a part of the set of goods imported under these credits, namely cold storage and bakery equipment, illumination equipment, shelves, check-out, air-conditioning equipment and supermarket carriages.

On June 11, 2002, it was published through a written media the request of bankruptcy done by the German bank Kreditanstalt Fur Wiederaubau (KFW) for Supermercados Unimarc. Such request has been brought before the Seventh Civil Court of Santiago, under the serial number 2558-2002.

The KFW bank requested the bankruptcy for unpaid promissory notes on the amount of US$2 million. According to the financial statements of Supermercados Unimarc at March 2002, the short and long-term debts with KFW amounts to US$9.2 million.

The current stage of the lawsuit is the following: Supermercados Unimarc appeared in court for the hearing determined in the law 175, requesting the rejection of the bankruptcy by virtue of the fact that the Chilean court was incompetent to know about this lawsuit, considering that the parties were subjected to the German Laws, and in case of controversy should attend at the Arbitral Chamber of Paris. The rejection of the bankruptcy was also requested considering that the promissory note shown to request Supermercados Unimarc S.A. bankruptcy did not fulfill the basic requisites to be considered a document on which enforcement can be obtained. In case these motions were not accepted, the amount of a promissory note related with a contract entered into with KFW was paid into court. Though this act did not correspond, to avoid greater conflicts due to the defective and considering the emptiness of the Law of Bankruptcy in Chile, it was paid into court.

On June 14th, 2002, Supermercados Unimarc has made a cash payment for the total amount demanded, that is, Ch$1.388.937.695. Likewise, that same date the company has filed a criminal complaint for fraud offense against all those who may be responsible for the illicit committed.

On July 15th, 2002, the court rejected the bankruptcy requested against Supermercados Unimarc taking into account that the amount of the promissory note shown by KFW had been paid into court, so according to law it was rejected. Nevertheless, the court did not pronounce regarding the incompetence and about the requisites of the promissory note shown by KFW

Following, on July 18th, 2002, such verdict was appealed in the part where it did not pronounce on the incompetence and the executory instrument, keeping the rejection to the requested bankruptcy. Finally, the court allowed the appeal on both issues. This means that the paid into court money and all the arguments appealed will be known by the Court of Appeals of Santiago, so no money nor any document accompanying the process can be withdraw.

(b)   Guarantees received from third parties.
According to annex.

(c)   Indirect Commitments

c.1.   A warranty of personal type granted by the company in favor of Inversiones Errázuriz Ltda. to bail its obligations on an amount up to US$ 13.688.889 with the State Street Bank and Trust Company.

Likewise, a warrantee of personal type jointly with six related companies, which are guarantors of the same obligations, was granted and is relevant in the case it is missing or it is impossible to execute the warrantee with respect to one or more of the guarantors, for the obligations attributable to that one or those missing guarantors. Here Supermercados Unimarc S.A. guarantees up to US$ 25.230.328. On March 25, 2001, Inverraz Ltda. has informed that the creditor has brought action in court in the U.S.A. with respect to these two obligations. At this date, the counsels of Inverráz Ltda inform there are pending appeals with respect to the resolutions instructed by the judge in charge of the preliminary stage, who follows the process in the U.S.A. The counsels of the company are analyzing these appeals.

c.2.   On September 30th, 1998, the Company becomes co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Banco Santiago amounting to M$ 6.573.849, at September 30th, 2002. The purpose is to finance the construction of supermarkets for SUPERMERCADOS UNIMARC S.A.

Likewise, on July 16, 1998, the property of Supermercados Unimarc S.A, the real estate named providencia was given as a guarantee in order to guarantee Banco Santiago, for the present or future obligations that Inmobiliaria y Constructora Nacional may acquire for an amount up to US$1.000.000.-

c.3.   On October 10th, 1998, the company becomes a co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Corp Banca amounting to M$3.364.214.-

On December 22, 1983, the Company becomes Guarantor of Holandaus NV for the debts it has with Banco Bhif. The asset involved named Supermercado Manquehue has a value of M$2.846.847 at September 30th, 2002.- and the Holandaus debts to that date amounted to M$ 352.765.-

(d)   Other Commitments

d.1.   In the Board of Directors' Meeting dated December 15th, 1998, it was agreed to guarantee the obligations of Supermercados Hipermarc S.A., subsidiary in Argentina, had contracted or could contract in the future with the foreign company José J. Chediack S.A.I.C.A. for an amount up to $435.320,10 (Argentinean pesos).

d.2.   On June 10th, 1999, the subsidiary Supermercados Hipermarc S.A. signed a Financing and Possession Agreement with Nai International II, Inc (Branch in Argentina) and Nai International II, Inc. The agreement consists of the construction and exploitation of two movie theatre centers for the Belgrano and Quilmes Multicenter, with 10 and 8 movie rooms, respectively. For this purpose, it was agreed a loan granted by Nai International II, Inc. for such construction. The figure currently amounts to $7.414.256 (Argentinean pesos) to be paid during the 12 years period of concession. This loan will accrue an agreed interest at the Libor rate plus 1,5%. Supermercados Unimarc S.A. (Chile) guaranteed such loan until the loan is settled.   On

September 2002, it was signed and antichresis right in rem, for guarantee the use of the movies by a period of 12 years, from the opening up to July 2012.

d.3.   The 10th of July, 2000, the subsidiary Supermercados Hipermarc S.A. entered into a loan of consumable property with mortgage guarantee with Banco Societe Generale S.A. for an amount of US$ 1.575.000 at September 30th, 2002, to be paid in a period of 5 years. The actual right granted to such institution corresponds to the following properties: Avda. Rivadavia N°5751/5/63, Avda. Rivadavia N° 5765/67/69, Yerbal N° 1144/46, Yerbal N°1160/62 and Avda. General Roca N° 555/57, part of the municipality of Vicente López, province of Buenos Aires. This debt is being renegotiated with the Banco Societé Generale S.A. , for which Supermercados Hipermarc S.A. has offered to cancel the total debt by means of the transfer to the Bank of a part of the assets that guarantee it.

Additionally, with Sofital S.A.F. e I was signed a trust fund agreement to guarantee the above mentioned mortgage loan by virtue of which the corresponding collections of the lease agreement signed with Bowling Billiards Operation S.A., at the Belgrano Multicenter are transferred.

(d.4) Export-Import Bank

In August of 1998, the State Street Bank granted a financing to suppliers of Supermercados Unimarc S.A. amounted to US $808.996,78. – that at September 30, 2002 had a balance owed including capital and interests of CH $282 millions. This financing has a credit insurance granted by the Export-Import Bank of United State, Eximbank, which was exercised by the State Street Bank when not consenting this Bank to our request of reprogramming of the debts. Considering the above mentioned Eximbank paid the debt to the State Street Bank and in this moment it is negotiating the payment of this debts with Eximbank.

(d.5) Corp Banca

On November 16th, 1999, before the Notary Eduardo Pinto Peralta, the group company Inmobiliaria de Supermercados gives as mortgage the property known as Concepción Arturo Prat which book value is M$2.613.166.-, at June 30th, 2002. The reason is to bail the banking obligations that the company Inmobiliaria y Constructora Nacional S.A, currently keeps or may acquire in the future with Corp Banca for a capital amount of UF 200.000 (Indexed Units)-

(d.6) On June 14th, 2002, before the Notary Enrique Tornero Figueroa, the group company Inmobiliaria de Supermercados S.A. gives as mortgage to Inmobiliaria y Constructora Nacional S.A. the real estates named Maipú I, Manuel Montt, Cordillera, Concepción, Cisterna and the land Arturo Prat. The reason is to guarantee to Inmobiliaria y Constructora Nacional S.A. the accurate, complete and timely fulfillment of all and any of the obligations that Inmobiliaria de Supermercados S.A. owes or will owe to it directly or indirectly in the future.

(d.7) On June 25th, 2002 the group company Interagro Comercio y Ganado S.A. signed a General Mortgage to guarantee Inversiones Culenar S.A. the accurate, complete and timely fulfillment of all and any of the obligations that such company may owe.

 (e)   Labor law actions

The subsidiary companies keep several labor disputes with ex employees. For this reason, provisions have been made on the amount of M$228.000 that covers the overall disbursement, that in the opinion of the legal advisors consider the maximum risk for the companies.

B)   GUARANTEES OBTAINED FROM THIRD PARTIES

TYPE OF GUARANTEE	GUARANTOR	RELATIONSHIP	MORTGAGED GOODS	LOAN AMOUNT M$	ASSETS AMOUNT M$
CORP BANCA					
Mortgage	Inmob. De Supermercados S.A.	Group Company	Sm. Manuel Montt	1.479.725	1.172.342
			Sm. Maipú 1		1.632.583
DO BRAZIL					
Mortgage	Pesquera Nacional S.A.	Common Admin.	P.A.M. Javier	2.409.578	3.734.883
	SCM Cosayach	Common Admin.	Estancamiento Kerima		2.260.112
	Frutícola Viluco S.A.	Common Admin.	58 parcelas en Viluco		8.067.637
		Common Admin.	Terreno Zapallar		567.000
BHIF					
Pledge	Transportes Santa Maria S.A.	Group Company	9 Tracto Camion Anisan	214.578	98.500
	Comercial Maule S.A.	Common Admin.	Camioneta Nissan Dx2.4		
DESARROLLO					
Mortgage	Inmob. De Supermercados S.A.	Group Company	Sm. Concepción	3.790.313	2.441.970
	Inmob. De Supermercados S.A.	Group Company	Sm. Cordillera		3.343.401

23. Contingencies and Restrictions
Direct Guarantees

CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT FINANCIAL STATEMENT CLOSING DATE		RELEASE OF GUARANTEES					
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	30-09-2002	30-09-2001	30-09-2003	ASSETS	30-09-2004	ASSETS	30-09-2005	ASSETS
CORP BANCA	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	2.716.254	1.937.229	3.832.341	0	0	0	0	0	0
BHIF	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	2.846.847	214.578	201.696	0	0	0	0	0	0
SCOTIABANK	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	499.803	140.867	176.625	0	0	0	0	0	0
SANTIAGO	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	10.707.069	1.114.514	1.131.028	0	0	0	0	0	0

Contingencies and Restrictions
Indirect Guarantees

CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT FINANCIAL STATEMENT CLOSING DATE		RELEASE OF GUARANTEES					
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	30-09-2002	30-09-2001	30-09-2003	ASSETS	30-09-2004	ASSETS	30-09-2005	ASSETS
CORP BANCA	INCONAC	COMM. ADM.	MORTGAGE	REAL ESTATE	0	0	0	0	0	0	0	0	0

24. NATIONAL AND FOREIGN CURRENCY
Assets

ITEM	CURRENCY	AMOUNT	
		31-09-2002	31-09-2001
Current Assets			
AVAILABLE	US$	3.729	14.915
PREPAID EXPENSES	U.F.	2.069	101.026
NOTES RECEIVABLE	US$	23.818	662.204
RELATED CO. NOTES RECEIVABLE	US$	297.762	0
OTHER CURRENT ASSETS	$ ARGENTINA	770.209	2.367.350
OTHER CURRENT ASSETS	$	26.815.390	29.310.511
OTHER CURRENT ASSETS	US$	12.874	0
OTHER CURRENT ASSETS	U.F.	33.127	0
NOTES RECEIVABLE	U.F.	28.530	41.762
TRADE DEBTORS	US$	0	1.146.359
PREPAID EXPENSES	US$	0	0
NOTES RECEIVABLE	UF	0	0
Fixed Assets			
FIXED ASSETS	$	94.130.624	103.145.406
FIXED ASSETS	$ ARGENTINA	59.086.999	57.959.345
Other Assets			
OTHER ASSETS	$	23.220.496	19.696.204
OTHER ASSETS	U.F.	180.961	180.798
OTHER ASSETS	$ ARGENTINA	663.613	759.003
RELATED CO. NOTES RECEIVABLE	US$	0	0
LONG-TERM DEBTORS	US$	389.095	0
NOTES RECEIVABLE	UF	198.041	203.927
Total Assets			
	US$	**727.278**	**1.823.478**
	U.F.	**442.728**	**527.513**
	$ ARGENTINA	**60.520.821**	**61.085.698**
	$	**144.166.510**	**152.152.121**

24. National And Foreign Currency

Current Liabilities

ITEM	CURRENCY	UP TO 90 DAYS				90 DAYS TO 1 YEAR			
		30-09-2002		30-09-2001		30-09-2002		30-09-2001	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
BANK OBLIGATIONS	U.F.	3.125.152	0	4.111.261	0	0	9,00%	4.009.884	8,0
BANK OBLIGATIONS	US$	17.402.854	0	21.494.695	0	4.853.503	9,00%	1.554.755	8,0
BANK OBLIGATIONS	$ ARGENTINA	72.139	9,37%	256.017	0	216.422	9,37%	0	0
SUNDRY CREDITORS	US$	65.213	0	145.884	0	137.761	0	166.602	0
SUNDRY CREDITORS	US$	75.357	0	173.918	0	262.788	0	450.413	0
SUNDRY CREDITORS	US$	540.976	0	210.403	0	0	0	0	0
SUNDRY CREDITORS	UF	31.199	0	237.188	0	0	10%	34.025	0
SUNDRY CREDITORS	UF	184.817	0	60.265	0	0	0	0	0
SUNDRY CREDITORS	UF	17.499	0	53.716	0	36.419	0	0	0
SUNDRY CREDITORS	NON-READJ.$	727.996	0	613.149	0	0	0	0	0
SUNDRY CREDITORS	NON-READJ$	20.507.800	0	22.263.926	0	0	0	0	0
SUNDRY CREDITORS	$ ARGENTINA	242.161	0	141.475	0	0	0	0	0
SUNDRY CREDITORS	US$	4.986.786	0	0	0	0	0	0	0
NOTES PAYABLE	$ ARGENTINA	1.610.611	0	0	0	0	0	0	0
NOTES PAYABLE	NON-READJ. $	163.565	0	1.215.196	0	0	0	62.376	0
ACCOUNTS PAYABLE	US$	380.938	0	504.949	0	0	0	1.156.496	0
RELATED CO. NOTES &ACC. PAYABLE	NON-READJ.$	2.109.202	0	139.379	0	0	0	0	0
RELATED CO. NOTES &ACC. PAYABLE	US$	288.995	0	291.716	0	0	0	1.489.225	0
RELATED CO.NOTES &ACC. PAYABLE	$ ARGENTINA	704.325	0	0	0	0	0	0	0
INCOME RECEIVED IN ADVANCE	$ ARGENTINA	36.253	0	0	0	181.026	0	0	0
OTHER LIABILITIES	$ ARGENTINA	4.406.154	0	496.149	0	0	0	0	0
OTHER LIABILITIES	NON-READJ$	1.322.180	0	2.585.711	0	0	0	0	0
OTHER LIABILITIES	US$	0	0	213.093	0	0	0	0	0
BANK OBLIGATIONS	NON-READJ$	1.943.894	0	0	0	0	0	0	0
Total Current Liabilities									
	UF	3.358.667		4.462.430		36.419		4.043.909	
	US$	23.741.119		23.034.658		5.254.052		4.817.491	
	$ ARGENTINA	7.071.643		893.641		397.448		0	
	NON-READJ. $	26.774.637		26.817.361		0		62.376	

24. National And Foreign Currency
30-09-2002 Current Period Long-Term Liabilities

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE
SUNDRY CREDITORS	U.F.	166.697	0	206.524	0	670.270	0	591.212	0
SUNDRY CREDITORS	US$	409.591	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	527.115	0	0	0	0	0	0	0
NOTES PAYABLE	NON-READJ$	10.899	0	0	0	0	0	0	0
OTHER RELATED CO. NOTES & ACC. PAYABLE	UF	1.020.909	0	1.266.223	0	2.173.802	0	12.654.588	0
OTHER LONG-TERM LIABILITIES	$ ARGENTINA	151.351	0	482.736	0	422.395	0	0	0
OBLIGATIONS WITH BANKS	UF	1.056.617	0	1.115.724	0	884.484	0	0	0
OBLIGATIONS WITH BANKS	$ ARGENTINA	155.883	0	0	0	0	0	0	0
OBLIGATIONS WITH BANKS	US$	2.028.001	0	1.368.746	0	1.847.011	0	0	0
OTHER RELATED CO. NOTES &ACC.PAYABLE	$ ARGENTINA	310.625	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	NON-READJ$	247.191	0	0	0	0	0	0	0
Total Long-Term Liabilities									
	UF	2.244.223		2.588.471		3.728.556		13.245.800	
	US$	2.964.707		1.368.746		1.847.011		0	
	NON-READJ$	258.090		0		0		0	
	$ARGENTINA	617.859		482.736		422.395		0	

24. National And Foreign Currency
30-09-2001 Previous Period Long-Term Liabilities

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
OBLIGATIONS WITH BANKS	U.F.	965.380	0	508.552	0	1.661.394	0	884.164	0
OBLIGATIONS WITH BANKS	US$	1.961.051	0	790.790	0	1.689.213	0	1.214.445	0
NOTES PAYABLE	US$	5.964.831	0	0	0	0	0	0	0
SUNDRY CREDITORS	UF	332.232	0	204.400	0	660.165	0	663.824	0
SUNDRY CREDITORS	US$	367.931	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	175.384	0	0	0	0	0	0	0
RELATED CO. NOTES & ACC. PAYABLE	UF	967.046	0	1.199.428	0	2.059.113	0	13.106.466	0
RELATED CO. NOTES & ACC. PAYABLE	NON-READJ. $	484.705	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	NON-READJ. $	623.168	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	US$	2.557.119	0	1.704.745	0	1.137.978	0	0	0
Total Long-term Liabilities	UF	2.264.658		1.912.380		4.380.672		14.654.454	
	DOLLARS	11.026.316		2.495.535		2.827.191		1.214.445	
	NON-READJ. $	1.107.873		0		0		0	

25.   LATER FACTS

On October 23, 2002, before the notary public Sergio Rodríguez Garcés the society Supermercados Unimarc S.A. and Kreditanstalt Fur Wiedeaufbau (KFW) signed a CONTRACT OF TRANSACTION AND WAIVE OF ACTIONS that finally ended all lawsuit that at present are being discuss in the Chilean court, both in favor and against the societies before mentioned, UNIMARC and KFW also signed two new rescheduling agreement for the credits that is called "Rescheduling Agreements", those that include the respective developments of credits.   The fulfillment of this agreement is subject to certain previous request that should occur so that it has full validity and effectiveness, both in commercial and legal terms. Among the request that must be fulfilled, our company should waived from the motion of appeal filed before the Court of Appeal of Santiago, and on November 6 (la Sala de Cuenta) Special Section of the Court of Appeal approved the motion of appeal be waived.   After the judgment of the Court of Appeal, another request was to send the file with all the documents attached to the Seventh Civil Court. On November 11, this request was executed. The third request, which is still pending, is the resolution of the Judge of the Seventh Civil Court. When KFW received the money consigned in these proceeding, represented by its Chilean lawyers, all the annexes and instructions that were subscribed in a public deed be executed.

At the closing of these financial statements, no other subsequent facts that could significantly affect the figures included in it nor in its interpretation have occurred.

26. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level nevertheless, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

OUTSTANDING FACTS

ESSENTIAL FACT

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045; and pursuant to the provisions in the General Norm Nº30 and form letter 660, dated October 22, 1986, the company SUPERMERCADOS UNIMARC S.A. registered in the Securities Register under the Nº 447, informs regarding the following background, that such regulations has evaluated as pertinent or essential regarding the company and its securities and shares:

Essential Fact dated January 14, 2002.

Pursuant to the provisions set in the articles 9 and 10 of the law 18.045, I inform the following essential fact regarding the company.

The Board of Directors of Supermercados Unimarc S.A. company, acknowledged the resignation of the Director Mr. Antonio Manzur Apara, and assigned to Mr. Jorge Indo Vargas as new Director.

At the Shareholders' Ordinary Meeting dated April 26, 2002, was agreed the dividend distribution on a total amount of 115.647.335.-, which corresponds to $ 0,09164991.

On the Board of Directors Meeting held on April 29th, 2002 was agreed to set as date to pay the dividend as from May 24th, 2002, in the offices located in Amunátegui # 178, 6th Floor, in Santiago, from Monday to Friday between 09:00 to 1:3 0 p.m. and from 3:00 to 5:3 0 p.m.

The corresponding notice of dividend payment will be published in La Nación newspaper, on May 4th, 2002.

Essential Fact dated April 20th, 2002

Pursuant to the provisions set in the articles 9 and 10 of the law 18.045, I inform the following essential fact regarding the company.

On April 26, 2002, at the Shareholders' General Ordinary Meeting of Supermercados Unimarc S.A. was appointed the new Board of Directors of the Company as follows:

Mr. Cristián Rosselot Mora
Mr. Francisco Javier Errázuriz Ovalle
Mr. Eduardo Viada Aretxabala
Mr. Víctor Hugo Cantillano Vergara.
Mr. Jorge Indo Vargas

Mr. Elías Errázuriz Errázuriz
Mr. Ramón Méndez Cifuentes

Essential Fact dated May 3, 2002

At the Shareholders' Ordinary Meeting dated April 26, 2002, was agreed the dividend distribution on a total amount of 115.647.335.-, which corresponds to $ 0,09164991.

On the Board of Directors Meeting held on April 29th, 2002 was agreed to set as date to pay the dividend as from May 24th, 2002, in the offices located in Amunátegui # 178, 6th Floor, in Santiago, from Monday to Friday between 09:00 to 1:3 0 p.m. and from 3:00 to 5:3 0 p.m.

The corresponding notice of dividend payment will be published in La Nación newspaper, on May 4th, 2002.

Essential Fact dated May 17th, 2002

On May 16th, 2002, at an Extraordinary Meeting, the Board of Supermercados Unimarc S.A. formally acknowledged the communication sent by the controlling shareholders of Supermercados Unimarc S.A. Board, regarding the decision to finish the preliminary process with respect to a potential transaction over the company or its assets. This potential transaction had been developed strictly in the ambit of the legal competence of the controlling shareholder.

Therefore, the Board of Directors informs that notwithstanding of the future decision taken that look towards strengthening Supermercados Unimarc S.A. again, the formal communications received from ABN AMRO, specialized Bank hired to advise Inverráz Ltda. in the processes followed indicate that by the moment it does not exist the conditions to continue with the process initiated. This process looks to duly protect the interest of our shareholders and clients in general.

According to the instructions of the in force legislation, and as it is natural, any potential negotiation that could in the future involve Supermercados Unimarc S.A. will strictly and rigorously adjust to the terms of the Law of Market and Securities, the Law of Corporations, rules of the Superintendency of Securities and Insurance and other provisions of the applicable legal arrangement.

Essential Fact dated June 11th, 2002

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045, and pursuant to the provisions in the General Norm Nº30 the company Supermercados Unimarc S.A. registered in the Securities Register under the Nº 447, informs that: today, June 11th, 2002 has acknowledged of the notification to the company, according to the provisions set in article 44 of the Code of Civil Procedure, of a complaint requesting the bankruptcy filed by the German bank Kreditanstalt fur Wiederaufbau (KFW).

Considering the circumstances of such unjustified and out of legal grounds petition of bankruptcy, since the company has not stopped paying its obligations nor has fall in insolvency, the Board of Directors has decided to take all the measures that correspond to demand the recovery of damages that the company may suffer due to this complaint grounded on false and tendentious facts.

At the closing of these financial statements, there are no other outstanding or essential facts.

27. ACCOUNTS PAYABLE

At September 30th, 2002 and 2001, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2002 M$	2001 M$
Suppliers of Goods	24.901.190	21.522.032
Suppliers of Frozen	578.821	696.993
Suppliers of Transportation	14.575	44.901
Hipermarc Suppliers	242.161	141.476
Total	**25.736.747**	**22.405.402**

28. PREPAID EXPENSES

At September 30th, 2002 and 2001, the breakdown of this item is the following:

Prepaid Expenses

ITEMS	2002 M$	2001 M$
Operating Materials	659.156	737.466
Prepaid Publicity	121.601	201.149
Prepaid insurance	9.034	3.824
Other prepaid expenses	175.849	648.983
Total	**965.640**	**1.591.422**

29.   LONG AND SHORT TERM SUNDRY CREDITORS

At September 30th, 2002 and 2001, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short – Term		Long-Term	
	2002	2001	2002	2001
	%	%	M$	M$
Creditors for Leasing	270.768	342.257	2.044.295	1.820.783
Securities Received	31.199	60.265	0	0
Drawn and not collected checks	104.345	339.062	0	0
Computational System Financing	338.145	624.330	527.114	175.384
Other creditors (Insurance, Freight, Custom Duties)	1.335.568	779.650	0	407.769
Total	**2.080.025**	**2.145.564**	**2.571.409**	**2.403.936**

REASONED ANALYSIS

1.   Analysis of the Balance Sheet

1.1   Assets

At September 30th, 2002, the assets of Supermercados Unimarc S.A. amounted to M$ 205.857.337.-, which represents a decrease of 4,51 %, and 3,8 % compared to September and December 2001 respectively.

The main assets that represent an increase during the period under analysis are:

-       Machinery and Equipment: its increase by 29,83 % at September, 2002, with respect to the same period of the previous year is due to the purchase of machinery and equipment for the rehabilitation of several premises of our chain, the ones that were made in the last accounting period 2001.

-       Other Fixed Assets: they increase by 8,24%, compared to September, 2002 is partly due to the purchase of machinery and equipment for the rehabilitation of several premises of our chain.

-       Deferred Taxes item to short and long term to September 2002 compared to the same period of year 2001 increased because of the effect in the application of the income tax to the tax loss.

-       Other Current Assets: At September, 2002, this item shows an increase compared to September, 2001, mainly because of the funds allocation on the amount of US$2.000.000.- approx. at the name of the German Bank KFW.

The main decrease were:

-       Notes receivable: this item shows a decrease of 33,81% and 35,87% when comparing September, 2002 with June and December, 2001 respectively. The reason is lower sales made with credit instruments as diner's and visa credit cards.

-       The item Land shows a decrease of 21,45% and 7,13 % compared to September and December 2001 respectively. The explanation is the sale of part of the land named Cerro Colorado, and of the purchase and sale of other land which detail is in point 4.1 of these analyses.

- Term Deposits: The diminish of this item compared to September and December 2001, can be explained by the redemption due to maturity of the deposits invested at that date.

- Inventories: this item shows a diminish of 28,63% and 13,99% at September, 2002, compared to September and December 2001. The reason for this result is the betterment in the administration of the company's stocks.

1.2 Liabilities

At September 30th, 2002, the total liabilities of Supermercados Unimarc S.A. amounts to M$ 205.857.337. This represents a decrease of 4,51% and 3.08 % compared with to September and December 2001.

The main reason is a decrease in the short and long term notes payable, due to settlements of these documents done in this period. The Accounts Payable show an augment of 14,87% compared to September, 2001, due to purchases done to rehabilitate the premises. Nevertheless, when comparing it with December, 2001, this account shows a 3,63% diminish due to a rationalized purchase of the goods due to an improved administration of stocks. The obligations with Banks and Financial Institutions show a decrease of 12,13% and 12,59% respectively, when comparing with September 2001 due to the payment of these debts.

1.3 Current Liquidity.

At September 30th, 2002, the liquidity index is 0.42 times showing a decrease of 19,23% compared to the same period of the previous year, and lower compared to December, 2001.

This can be explained by the higher decrease of the current assets than the current liabilities, when compared with these two periods.

1.4 Acid Ratio

At September 30th, 2002 this ratio was 0.26 times, whereas at the same period of 2001 was 0.29 times, and 0.33 times at December, 2001. With respect to June, this can be explained by the augment of some current assets compared to the lower diminution of the current liabilities. When comparing with December 2001, this index diminishes by the effect of the greater diminution of the current assets by 24,16% and the current liabilities by 13,81%

1.5 Indebtedness Ratio

At September 30th, 2002, this index is 0.79 times and at June, 2001 was 0.90 times. This index diminution by 12.22% was mainly due to the short and long-term notes payable diminish by 66.51% and 73.96%, respectively. Notwithstanding, the accounts payable had a slight increase due to the purchase of goods and services to rehabilitate the premises of our chain.

1.6   Short and Long Term Debt in relation with the Total Debt

In the year 2002, the short-term debt index over the total debt was 64.9 % and 59.4 % at year 2001. The increase of 9.26 % can be explained by the debts acquired in the purchase of goods and services for the premises rehabilitation.

1.7   Coverage of Financial Expenses

At September 30th, 2002, the index of consolidated coverage is less 0.02 times and 0.8 times at, June 30th, 2001. This variation corresponds to the lower operating results of the June, 2002 accounting period, notwithstanding the improvement in the non-trading income when comparing it with the same period of the previous year.

2.   Analysis of the Result

During the fiscal year at September, 2002, the company had a profit of M$ 2.213.620 showing an increase of M$1.744.546.-, compared to the results at September , 2001 which amounted to M$469.074.-

The reason is the best Non-Trading Income figure on the amount of M$1.185.210.- and to the positive Income Tax by M$3.626.154.- compared to the previous period, notwithstanding the diminution in the Operation Result of the current fiscal year.

2.1   Trading Income

At September, 2002, the trading income of Supermercados Unimarc S.A. and its subsidiaries amounted to M$57.606.306.- which represents a drop of 17.83%, compared to the income at June, 2001, which was M$70.107.185.- This decrease is partly due to the shutdown of the premises named Supermercados San Ignacio occurred by the end of March of the current year. It has also to be considered the strong competition inside the industry and the incorporation of new and more aggressive actors to the market.

2.2   Operating Costs

At September, 2002, the costs amounted to M$45.367.699.- which represents an augment of 2.05% and of 2.39% as a percentage of the trading income at September and December, 2001, respectively. This shows the drop in the application of margins to face the strong competition inside the industry.

2.3   Trading Margin

At September, 2002, the trading margin was M$18.293.376.- 25,52% lower compared to M$24.561.365., obtained at September, 2001.

As a percentage of the income, the trading margin diminishes from 22.,91% from September, 2001 to a 20,90% at September of the current year. The reason is explained in the previous point.

2.4   Administration and Sales Expenses

At September, 2002, the administration and sales expenses amounted to M$22.680.159.-, compared to M$23.415.036, at September, 2001. These figures show a decrease by 3,14%. As a percentage of the trading income, the administration and sales expenses were 25.37%, at June, 2002, which is higher to the figure of June, 2001, namely, 21.85%. The increase compared to the same period of the previous year can be explained by a greater diminution of the trading income than to administration and sales expenses drop.

2.5   Operating Results

At September, 2002, the operating results reached less than M$4.386.783.- showing a decrease compared to M$1.641.831.-, at September ,2001. As a percentage of the income, the operational result passed from 1,07% in September, 2001 to −5,02% at September, 2002.

2.6   Non-trading Income

At September, 2002, the non-trading income was M$2.268.939.-, while at September, 2001 showed a negative result of M$431.109..- The improvement of this result at September, 2002 is a consequence of the positive effect of the price-level restatement.

2.7   Profit or Loss before Tax

At September, 2002, the result is negative on the amount of M$1.374.542..-. This figure represents a diminution compared to the result of M$507.279 appeared at the same period of the previous year. The explanation comes from negative operating results of the current period.

2.8   Profit after Tax

At September 30th 2002, this result is higher by M$1.744.546.-, compared to September, 2001, due to the effect of the better non-trading income result and the effect of the deferred taxes in the current period.

3. Cash Flow Statement Analysis

At September 2002 and 2001, the cash closing balance was M$1.041.586.- and M$1.012.869.-, respectively.

	2002	2001
Flow due to activities of the operation	(5.658.070)	3.346.292
Flow due to financing activities	(3.302.224)	3.531.187
Flow due to investment activities	6.902.962	(147.876)
Inflation Effect	34.792	21.863
Opening Balance	3.064.126	997.713
Cash and Cash Equivalent Closing Balance	**1.041.586**	**1.012.869**

The diminution in the activities of the operation at September, 2002, with respect to the previous year, can partly be explained by the lower collection from trade debtors.

When comparing both periods, the variation of the financing flow is mainly due to drop in the obtainment of loans.

The flow due to investment activities shows the sale of assets, as per the description in point 4.1 of these analyses.

4. Activity and Analysis of the differences between the book and economic value of the main assets.

74.43% of Fixed Assets, 2.92 % of Short-Term Related Companies Accounts Receivable and 5.32 % corresponds to Inventories form the company's total consolidated assets. For the assets collected to Related Companies, there are no doubts regarding the payment of 100% of these debts. For the goods of the Fixed Assets, there are insurance involved that cover completely the current value of these assets. Regarding the inventory, its current value does not surpass its net realization value.

4.1 Investments and Sales

During the period under analysis, investments and sales were done on some fixed assets according to the following:

Land investments done by the end of year 2001. They are:

Cisternas land, located in the La Cisterna district
Portugal land located in the district of Santiago

Santa Rosa land located in the district of La Granja

It can also be underlined the construction and infrastructure works investments for the purchase of buildings for the exploitation of supermarkets, occurred by the end of year 2001. These are:

Building named Cisterna located in the district of La Cisterna
Building named Portugal located in the district of Santiago
Building named Santa Rosa located in the district of La Granja

The Machinery and Equipment item was increased due to purchases done for the rehabilitation of premises. This investment considers cold storage equipment, air conditioning equipment, bakery machines and equipment.

In the item Other Assets are shown investments on furniture and fittings as supermarket forklift, checkout, furniture for sales room, self-service carriage.

Investments were also done on forklifts and piling machinery.

The main sales of the period are:

Land named Cerro Colorado located in the district of Las Condes.
The 6th floor of the building located in Amunátegui Nº178, street, in the district of Santiago.
Land and building named Supermercados Villa Olímpica, located in the district of Ñuñoa.
Land and building named Supermercados José María Caro, located in the district of Lo Espejo.
Land and building named Supermercados Gran Avenida located in the district of San Miguel
Land and building named Supermercados Portugal, located in the district of Santiago.
Land and building named Supermercados Santa Rosa located in the district of La Granja
Real estate named San Ignacio in the district of Santiago.

4.2   Inventories turn-over

At September 30th, 2002 the inventories turnover is 5,26 times and 5,43 times at the same period of year 2001. The drop by 3,15% corresponds to a sales drop occurred during the period under analysis.

4.3   Turnover

At September 30th of the current year, the permanence of inventory is 51,37 days. At the same period of the previous year is 49,69 days, notwithstanding the better administration of the inventories, the permanence of this increased by 4.20% is partly due to a decrease of the inventory turnover.

5.   Profitability Analysis

5.1   Profitability of the Equity

At September 30th, 2002, this profitability is 2.0%, whereas for the same period of the previous year is 0.5 %, which represents an increase due to the improved results of the current fiscal year.

5.2   Profitability of the Assets

In the current fiscal year, the profitability of the assets represents a 1.1 %, while for the same period of the previous year was 0.3 %. This augment is due to the improved result at September 30th, 2002 and the total assets diminution.

5.3   Performance of the Operating Assets

At September, 2002 the performance of these assets is less 20,7% that represents a decrease compared to the period at June, 2001 that was 4,2%. The reason for this decrease is the lower operational result that was affected by a drop in the income level, notwithstanding the average asset also decreased. The assets accounts considered in this analysis are: trade debtors, notes receivable, sundry debtors, inventories, recoverable taxes and prepaid expenses.

5.4   Earnings per share

At September, 2002, the profit or loss per share was $1.78 per share, whereas for the same period of the year 2001 was 0.47 per share. The explanation comes from the best results of the current business year compared to the results of the previous year.

5.5   Dividends Return

At September 30th, 2002 this index is 7.766,8 times, which represents an increase of 33.1% with respect to 1.278,0 times figure at September, 2001. At the closing date of each period the value per share is $14 and $25, respectively,

6.   Markets where the company participates and the competition it faces.

The most important variations during this business period is the slow recovery of the consumption demand during year 2001, which has continued during the first semester of this year, notwithstanding the measures taken by the central authorities, in order to give dynamism to the economy. It has also to be mentioned our competition which has strengthen thanks to the great financial support that back them.

When analyzing the sales statistics issued by the INE, and comparing the sales of September, 2002 with May, 2002, the sales of the supermarkets industry showed a positive nominal variation of 1,6% and actual of 0.5%. When comparing the periods January-September, 2002 and January-September, 2001, the sales index showed a real positive variation of 0,5%.

At September, 2002, sales consider 645 premises with three and more cash registers, along the country. This must be compared to 642 premises that operated during September, 2001. If we add the 33 supermarkets that closed during the period, it can be concluded that 36 new supermarkets have opened during the last 12 months.

The new premises that began to operate during the last year meant a 8.2% of the total sales, at September, 2002.

7.   Risk analysis of the market for the company

From the Rate of Exchange perspective, the augment suffered by the US$ in our country has generated a diminution of the acquisition power of the consumers. Likewise, the products we import are more expensive, which also negatively affects the demand of our products.

Due to the above reason, Supermercados Unimarc is strengthening its own brands, in order to give all its customers high quality products at a lower price. This backward integration allows the company to lower the risk in the profit or loss of the accounting period, by developing products of low costs, highly profitable, which are substitutes of high turnover that increase our sales volume.

The rates of interest have continued falling during the period. To this fact it can be added the new lowering determined by the Central Bank that set a 3% rate. The intention is to make further flexible and encourage more the reactivation of the economy, which benefits our development of the business and pursues to increase the consumption level.

The low inflation during year 2002, due to the contraction of the economy, has not affected the prices of the products.

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT SEPTEMBER 30TH, 2002

ASSETS	30-September –02	30-June –02	31 Dec -01	30-September –01
Available	1.041.586	937.594	1.023.368	1.012.972
Term Deposits	0	0	2.040.858	1.146.359
Net Negotiable Securities	0	684	689	689
Trade Debtors (Net)	1.292.528	1.377.341	1.458.295	1.364.210
Notes Receivable(Net)	2.355.764	2.312.471	3.673.680	3.559.147
Sundry Debtors (Net)	1.498.816	454.077	384.690	590.871
Related Co. Bills receivables and Debtors	6.014.348	6.280.744	8.687.979	6.994.787
Inventories (Net)	10.959.883	10.679.313	12.742.854	15.356.689
Recoverable Taxes	956.891	1.057.848	1.458.858	1.846.109
Prepaid Expenses	965.640	801.369	1.499.913	1.591.422
Deferred Taxes	1.228.559	1.086.747	1.847.550	0
Other Current Assets	1.673.493	1.480.821	78.563	180.874
Total Current Assets	**27.987.508**	**26.468.325**	**34.897.297**	**33.644.129**
Land	44.779.086	44.297.366	48.218.881	57.006.169
Construction and Infrastructure Works	67.277.123	63.655.602	65.801.533	68.057.226
Machinery and Equipment	30.462.743	30.276.270	30.133.114	23.463.292
Other Fixed Assets	42.683.013	41.527.214	41.156.301	39.433.767
HigherValue due to Fixed Assets Tech. Reval.	0	0	0	0
Depreciation (Less)	-31.984.342	-29.940.748	-27.226.521	-26.855.702
Total Fixed Assets	**153.217.623**	**149.815.704**	**158.083.308**	**161.104.752**
Invest. In Related Comp.	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	16.631.479	16.942.869	17.565.638	17.877.838
Higher Value of Investments (less)	-4.481	-4.369	-4.625	-354
Long-Term Debtors	640.454	568.266	200.611	209.116
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	4.935.769	4.338.695	0	0
Intangibles	11.981	11.454	11.185	11.696
Amortization (Less)	0	0	0	0
Other	2.437.004	2.434.082	3.236.504	2.741.636
Total Other Assets	**24.652.206**	**24.290.997**	**21.009.313**	**20.839.932**
Total Assets	**205.857.337**	**200.575.026**	**213.989.918**	**215.588.813**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT SEPTEMBER 30TH , 2002

LIABILITIES	30 June –02	31-March-02	31 Dec -01	30 June -01
Short-Term Oblig. Banks & Finan.Instit.	22.629.870	25.212.253	27.935.832	25.853.118
Oblig. With Banks &Finan. Instit. L/T Portion	2.250.745	2.563.429	2.615.832	2.171.147
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	22.401.251	24.477.827	26.520.402	22.213.508
Notes Payable	620.618	954.645	1.265.291	1.853.087
Sundry Creditors	1.303.342	2.519.433	3.057.416	1.923.882
Related Co. Notes and Acc. Payable	3.273.977	1.197.885	2.382.521	532.969
Provisions	3.559.174	725.899	903.585	1.248.660
Withholdings	459.331	416.292	750.880	505.469
Income Tax	274.269	100.802	225.870	420.442
Income Received in Advance	217.279	271.778	464.979	770.651
Deferred Taxes	0	0	0	306.480
Other Current Liabilities	1.591	0	0	4.116
Total Current Liabilities	**56.991.347**	**58.440.243**	**66.122.608**	**57.803.529**
Obligations with Banks & Finan. Instit.	8.564.029	9.183.474	9.939.297	8.059.084
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	1.417.539	1.789.753	5.466.779	5.442.657
Sundry Creditors	2.538.444	2.087.150	2.167.449	2.164.529
Related Co. Notes and Acc. Payable.	17.041.950	17.091.306	17.496.940	17.951.652
Provisions	0	0	23.816	552.230
Other Long-Term Current Liabilities	1.303.674	1.698.613	3.022.356	5.394.554
Total Long-Term Liabilities	**30.865.636**	**31.850.296**	**38.116.637**	**39.564.706**
Minority Interest	**76.664**	**84.536**	**83.382**	**74.465**
Paid-in Capital	54.246.581	54.789.047	54.572.060	53.720.426
Capital Revaluation Reserves	325.479	-219.156	0	805.807
Share premium	27.912.927	27.911.817	27.912.927	27.889.486
Higher value due to Fixed Assets Tech. Reval.	0	0	0	0
Other Reserves	2.073.042	2.250.842	1.111.907	992.911
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	**26.689.082**	**28.143.361**	**24.591.688**	**24.652.604**
Future Dividends Reserves	0	0	0	0
Accumulated Profits	24.475.462	24.590.710	24.203.884	24.183.530
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	2.213.620	3.552.651	387.804	469.074
Interim Dividends (less)	0	0	0	0
Total Equity	**111.247.111**	**112.875.911**	**108.188.582**	**108.061.234**
Total Liabilities	**199.180.758**	**203.250.986**	**212.511.209**	**205.503.934**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT JUNE 30TH , 2002

INCOME STATEMENT	30- June –02	31-March -02	31- Dec -01	30- June –01
Trading Income	**57.606.306**	**28.093.914**	**144.496.555**	**70.107.185**
Operating costs	-45.367.699	-20.770.567	-111.137.072	-54.098.366
Trading Margin	**12.238.607**	**7.323.347**	**33.359.483**	**16.008.819**
Adm. and Sales Expenses	-14.613.707	-6.994.995	-31.728.998	-15.316.888
Operating Results	**-2.375.100**	**328.352**	**1.630.485**	**691.931**
Financial Income	14.187	8.570	60.544	61.742
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	324.168	52.902	491.139	1.890.935
Related Comp. Invest. Losses	0	0	-12.783	0
Lower Value Invest. Amortization	-617.313	-312.448	-1.275.499	-655.037
Financial Expenses	-2.248.391	-1.706.988	-5.570.038	-2.486.670
Other non-operating expenses	-1.072.598	-458.442	-386.914	-72.007
Price-level restatement	41.538	-608.595	-513.816	424.903
Exchange rate differences	4.558.967	6.044.141	3.294.057	651.482
Non-Trading Income	**1.000.558**	**3.019.140**	**-3.913.310**	**-184.652**
Profit Before Tax	**-1.374.542**	**3.347.492**	**-2.282.825**	**507.279**
Income Tax	3.580.988	201.211	2.672.460	-45.166
Consolidated (Loss) Profit	**2.206.446**	**3.548.703**	**389.635**	**462.113**
Minority Interest	7.151	-644	-1.886	6.909
Net (Loss) Profit	**2.213.597**	**3.548.059**	**387.749**	**469.022**
Higher Value Invest. Amortiz.	23	4.592	55	52
Profits (Loss) of the Period	**2.213.620**	**3.552.651**	**387.804**	**469.074**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT JUNE 30th , 2002

FINANCIAL RATIOS		30- June -02	31-March-02	31-Dec-01	30-June -01
Number of Shares		1.261.849.619	1.261.849.619	1.261.849.619	1.261.849.619
Per Share Profit	($)	1,75	2,82	0,31	0,37
Book Value	($)	88,16	89,45	85,74	85,64

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT JUNE 30TH, 2002

ITEM		30 -June –02	31-March-02	31-Dec -01	30-June -01
Current Liquidity	(Times)	0,46	0,44	0,52	0,42
Acid Ratio	(Times)	0,28	0,24	0,33	0,18
Current Liabilities/Equity	(Times)	0,79	0,80	0,96	0,90
Short-Term/Total Debt	%	64,9%	64,7%	63,4%	59,4%
Long-Term/Total Debt	%	35,1%	35,3%	36,6%	40,6%
Net Profit /Equity	%	2,0%	3,2%	0,4%	0,4%
Net Profit /Total Assets	%	1,1%	1,7%	0,2%	0,2%
Net Profit /Sales	%	3,8%	12,6%	0,3%	0,7%
Per Share Profit ($)		1,75	2,82	0,31	0,37
Working Capital	(M$)	-30.707.013	-32.943.691	-31.466.459	-33.402.503
Current Liabilities	(M$)	87.856.983	90.290.539	104.239.245	97.368.235
Short-Term Debt	(M$)	56.991.347	58.440.243	66.122.608	57.803.529
Long-Term Debt	(M$)	30.865.636	31.850.296	38.116.637	39.564.706
Equity	(M$)	111.247.111	112.875.911	108.188.582	108.061.234
Net Fixed Assets (M$)		148.774.283	156.450.167	156.990.926	159.342.948
Total Assets (M$)		199.180.758	203.250.986	212.511.209	205.503.934
RESULTS					
Trading Income (M$)		57.606.306	28.093.914	144.496.555	70.107.185
Operating Costs (M$)		-45.367.699	-20.770.567	-111.137.072	-54.098.366
Trading Margin (M$)		12.238.607	7.323.347	33.359.483	16.008.819
Admin. & Sales Expenses (M$)		-14.613.707	-6.994.995	-31.728.998	-15.316.888
Operating Results (M$)		-2.375.100	328.352	1.630.485	691.931
Non-Trading Income (M$)		1.000.558	3.019.140	-3.913.310	-184.652
Profit before Tax (M$)		-1.374.542	3.347.492	-2.282.825	507.279
Profit (Loss) of the Period (M$)		2.213.620	3.552.651	387.804	469.074

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT JUNE 30TH, 2002

ASSETS	30-June -02	31-March-02	31-Dec-01	30-June-01
Available	0,47%	0,13%	0,48%	0,40%
Term Deposits	0,00%	0,00%	0,95%	0,00%
Net Negotiable Securities	0,00%	0,00%	0,00%	0,00%
Trade Debtors (Net)	0,69%	0,15%	0,68%	0,54%
Notes Receivable(Net)	1,15%	1,31%	1,72%	1,24%
Sundry Debtors (Net)	0,23%	0,28%	0,18%	0,20%
Related Co. Bills Receivable and Debtors	3,13%	3,23%	4,06%	1,06%
Inventories (Net)	5,32%	5,67%	5,95%	6,94%
Recoverable Taxes	0,53%	0,82%	0,68%	0,77%
Prepaid Expenses	0,40%	0,81%	0,70%	0,55%
Deferred Taxes	0,54%	0,05%	0,86%	0,00%
Other Current Assets	0,74%	0,09%	0,04%	0,18%
Total Current Assets	**13,20%**	**12,54%**	**16,31%**	**11,87%**
Land	22,09%	23,57%	22,53%	28,67%
Construction and Infrastructure Works	31,74%	32,42%	30,75%	30,42%
Machinery and Equipment	15,09%	14,86%	14,08%	11,25%
Other Fixed Assets	20,70%	20,20%	19,23%	19,35%
Higher Value due to Fixed Assets Tech. Reval.	0,00%	0,00%	0,00%	0,00%
Depreciation (Less)	-14,93%	-14,08%	-12,72%	-12,16%
Total Fixed Assets	**74,69%**	**76,97%**	**73,87%**	**77,54%**
Invest. In Related Comp.	0,00%	0,00%	0,00%	0,00%
Other Companies Investments	0,00%	0,00%	0,00%	0,00%
Lower Value of Investments	8,45%	8,43%	8,21%	8,82%
Higher Value of Investments (less)	0,00%	0,00%	0,00%	0,00%
Long-Term Debtors	0,28%	0,11%	0,09%	0,12%
Related Co. Bills Receivable and Debtors	0,00%	0,00%	0,00%	0,00%
Deferred Taxes	2,16%	0,95%	0,00%	0,00%
Intangibles	0,01%	0,01%	0,01%	0,01%
Amortization (Less)	0,00%	0,00%	0,00%	0,00%
Other	1,21%	0,99%	1,51%	1,65%
Total Other Assets	**12,11%**	**10,48%**	**9,82%**	**10,59%**
Total Assets	**100,00%**	**100,00%**	**100,00%**	**100,00%**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT JUNE 30TH, 2002

LIABILITIES	30-June -02	31-March-02	31-Dec -01	30-June-01
Short-Term Obligations With Banks &	11,36%	12,40%	13,15%	12,58%
Obligations Banks &Finan. L/T Portion	1,13%	1,26%	1,23%	1,06%
Obligations with the Public	0,00%	0,00%	0,00%	0,00%
Obligations with the Public (bonds)	0,00%	0,00%	0,00%	0,00%
Within 1 year Long-term Obligations	0,00%	0,00%	0,00%	0,00%
Payable Dividends	0,00%	0,00%	0,00%	0,00%
Accounts Payable	11,25%	12,04%	12,48%	10,81%
Notes Payable	0,31%	0,47%	0,60%	0,90%
Sundry Creditors	0,65%	1,24%	1,44%	0,94%
Related Co. Notes and Acc. Payable	1,64%	0,59%	1,12%	0,26%
Provisions	1,79%	0,36%	0,43%	0,61%
Withholdings	0,23%	0,20%	0,35%	0,25%
Income Tax	0,14%	0,05%	0,11%	0,20%
Income Received in Advance	0,11%	0,13%	0,22%	0,38%
Deferred Taxes	0,00%	0,00%	0,00%	0,15%
Other Current Liabilities	0,00%	0,00%	0,00%	0,00%
Total Current Liabilities	**28,61%**	**28,75%**	**31,11%**	**28,13%**
Obligations With Banks & Finan. Instit.	4,30%	4,52%	4,68%	3,92%
Obligations with the Public (bonds)	0,00%	0,00%	0,00%	0,00%
Notes Payable	0,71%	0,88%	2,57%	2,65%
Sundry Creditors	1,27%	1,03%	1,02%	1,05%
Related Co. Notes and Acc. Payable.	8,56%	8,41%	8,23%	8,74%
Provisions	0,00%	0,00%	0,01%	0,27%
Other Long-Term Liabilities	0,65%	0,84%	1,42%	2,63%
Total Long-Term Liabilities	**15,50%**	**15,67%**	**17,94%**	**19,25%**
Minority Interest	**0,04%**	**0,04%**	**0,04%**	**0,04%**
Paid-in Capital	27,23%	26,96%	25,68%	26,14%
Capital Revaluation Reserves	0,16%	-0,11%	0,00%	0,39%
Share premium	14,01%	13,73%	13,13%	13,57%
Higher value due to Fixed Assets Tech. Reval.	0,00%	0,00%	0,00%	0,00%
Other Reserves	1,04%	1,11%	0,52%	0,48%
Develop. Period Accumulated Deficit (less)	0,00%	0,00%	0,00%	0,00%
Retained Earnings	13,40%	13,85%	11,57%	12,00%
Future Dividends Reserves	0,00%	0,00%	0,00%	0,00%
Accumulated Profits	12,29%	12,10%	11,39%	11,77%
Accumulated Losses (less)	0,00%	0,00%	0,00%	0,00%
Profit Loss of the Period	1,11%	1,75%	0,18%	0,23%
Interim Dividends (less)	0,00%	0,00%	0,00%	0,00%
Total Equity	**55,85%**	**55,54%**	**50,91%**	**52,58%**
Total Liabilities	**100,00%**	**100,00%**	**100,00%**	**100,00%**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT JUNE 30th, 2002

INCOME STATEMENT	30-June–02	31-March-02	31-Dec- 01	30-June -01
Trading Income	**100,0%**	**100,0%**	**100,0%**	**100,0%**
Operating costs	78,8%	73,9%	76,9%	77,2%
Trading Margin	**21,2%**	**26,1%**	**23,1%**	**22,8%**
Adm. and Sales Expenses	25,4%	24,9%	22,0%	21,8%
Operating Results	**4,1%**	**1,2%**	**1,1%**	**1,0%**
Financial Income	0,0%	0,0%	0,0%	0,1%
Related Co. Invest. Profits	0,0%	0,0%	0,0%	0,0%
Other non-operating income	0,6%	0,2%	0,3%	2,7%
Related Comp. Invest. Losses	0,0%	0,0%	0,0%	0,0%
Lower Value Invest. Amortization	1,1%	1,1%	0,9%	0,9%
Financial Expenses	3,9%	6,1%	3,9%	3,5%
Other non-operating expenses	1,9%	1,6%	0,3%	0,1%
Price-level restatement	0,1%	2,2%	0,4%	0,6%
Exchange rate differences	7,9%	21,5%	2,3%	0,9%
Non-Trading Income	**1,7%**	**10,7%**	**2,7%**	**0,3%**
Profit Before Tax	**2,4%**	**11,9%**	**1,6%**	**0,7%**
Income Tax	6,2%	0,7%	1,8%	0,1%
Consolidated (Loss) Profit	**3,8%**	**12,6%**	**0,3%**	**0,7%**
Minority Interest	0,0%	0,0%	0,0%	0,0%
Net Profit (Loss)	**3,8%**	**12,6%**	**0,3%**	**0,7%**
Higher Value Invest. Amortiz.	0,0%	0,0%	0,0%	0,0%
Profits (Loss) of the Period	**3,8%**	**12,6%**	**0,3%**	**0,7%**